UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009, and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009, as amended (the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Roche Holdings, Inc. and Roche Investments (the “Merger Agreement”) and related Guarantee by Roche Holding for the benefit of the Company (the “Guarantee”), pursuant to which Roche agreed to increase the Offer Price to $95.00 per Share (the “Revised Offer Price”) and to change certain other terms and conditions of the Offer (the “Revised Offer”) and the Special Committee agreed to recommend, on behalf of the Company, that the Company’s stockholders tender their Shares pursuant to the Revised Offer. See Item 3—Past Contacts, Transactions, Negotiations and Agreements for further information regarding the Merger Agreement.

Item 1.	Subject Company Information.

Item 1 is hereby revised and supplemented as follows:

1. The following replaces the second sentence under the section titled “Securities”:

As of March 6, 2009, there were 1,053,845,340 Shares issued and outstanding.

2. The following information is added to the end of the section titled “Securities”:

The Company has repurchased Shares as follows:

	Number of Shares Repurchased	Average Purchase Price	Minimum Purchase Price	Maximum Purchase Price
First Quarter of 2007	4,537,800	$86.472	$80.711	$89.283
Second Quarter of 2007	3,476,311	$78.842	$73.063	$83.304
Third Quarter of 2007	1,935,910	$76.692	$71.936	$80.008
Fourth Quarter of 2007	3,192,100	$71.842	$66.253	$78.203
First Quarter of 2008[1]	4,166,481	$72.003	$72.003	$72.003
Second Quarter of 2008	3,561,728	$71.905	$67.464	$81.494
Third Quarter of 2008[1]	5,540,956	$90.237	$90.237	$90.237
Fourth Quarter of 2008	296,800	$80.804	$73.145	$88.223

[1]	The only shares of common stock repurchased during this quarter were purchased pursuant to the Company’s pre-paid stock repurchase program at a fixed price.

The Company has not repurchased any Shares since October 15, 2008.

Item 2.	Identity and Background of Filing Person.

Item 2 is hereby revised and supplemented as follows:

1. The following sentence is added to the end of the section titled “— Name and Address”:

Please see Schedule A to this Schedule 14D-9 for details regarding the business, background and other information for each of the Company’s executive officers and directors.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby revised and supplemented as follows:

1. The following section is added to Item 3 after the section titled “—Arrangements Between the Company and Roche – Affiliation Agreement – Business Combination with Roche”:

Applicability of Affiliation Agreement in Connection with the Merger Agreement.

Pursuant to the Merger Agreement, effective upon the consummation of the Revised Offer, the Affiliation Agreement will be amended such that the subsequent merger of Roche Investments and the Company (the “Merger”) will not be subject to the (i) Merger Provisions in the Affiliation Agreement or (ii) the provisions in the Affiliation Agreement which require that Roche or an affiliate of Roche effect a merger with the Company pursuant to the terms set forth in the Affiliation Agreement if Roche or an affiliate of Roche owns, for more than two months, beneficial ownership of Shares in excess of 90% of the outstanding Shares.

2. The following section is added to Item 3 after the section titled “— Arrangements Between the Company and Roche — Tax Sharing Agreement”:

Licensing and Marketing Agreement with Hoffman-La Roche.

The Company is a party to a Licensing and Marketing Agreement dated July 1998 related to anti-HER2 antibodies (including Herceptin and pertuzumab) with Hoffmann-La Roche, providing them with exclusive marketing rights outside of the U.S. Under this agreement Hoffman-La Roche funds one-half the global development costs incurred in connection with developing anti-HER2 antibody products under the agreement. Either the Company or Hoffmann-La Roche has the right to “opt-out” of developing an additional indication for a product and would not share the costs or benefits of the additional indication, but could “opt-back-in” within 30 days of the other party’s decision to file for approval of the indication by paying twice what would have been owed for development of the indication if no “opt-out” had occurred. Hoffman-La Roche has also agreed to make royalty payments of 20% on aggregate net sales of a product outside the U.S. up to $500 million in each calendar year and 22.5% on such sales in excess of $500 million in each calendar year.

3. The following section replaces the first paragraph under “— Arrangements between the Company and its Executive Officers, Directors and Affiliates”:

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see Annex C to this Schedule 14D-9 under the headings: “2008 Director Compensation;” “Compensation of Named Executive Officers;” “Grants of Plan-Based Awards in 2008;” “Outstanding Equity Awards at Fiscal Year-End;” “Option Exercises and Stock Vested;” “Non-Qualified Deferred Compensation for 2008;” “Potential Payments Upon Termination or Change-in-Control;” “Elements of Compensation;” “Equity Compensation Plan Information;” and “CEO Compensation.”

4. The following sentences replace the second and third sentences under “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Cash Consideration Payable Pursuant to the Offer”:

As of March 6, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 10,879,778 Shares (excluding unvested options to purchase Shares and including vested options to purchase Shares and options that will become vested within 60 days). If the directors and executive officers were to tender all such Shares for purchase pursuant to the Revised Offer and those Shares were accepted for purchase and purchased by Roche, the directors and executive officers would receive an aggregate of $1,033,578,910 in cash, less the applicable exercise price of any vested options that are exercised.

5. The following information replaces the second sentence of the third paragraph and the subsequent table under “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Severance Plan”:

The number of unvested stock options of the Company beneficially held by the executive officers of the Company as of March 6, 2009 is set forth below:

Name of Executive Officers	Number of Unvested Options
Robert Andreatta	35,312
Dr. Hal Barron	76,250
Ian Clark	152,395
Dr. Susan Desmond-Hellman	274,375
David Ebersman	157,135
Stephen Juelsgaard	158,229
Dr. Arthur Levinson	559,062
Dr. Richard Scheller	158,229
Dr. Marc Tessier-Lavigne	112,916
Dr. Patrick Yang	154,155

6. The following information replaces the third sentence of the second paragraph under “— Compensation to Members of the Special Committee”:

Certain provisions of the Merger Agreement may also result in the acceleration of unvested options of the Company. For a detailed description of the Merger Agreement and a discussion of how it affects the outstanding options, see Item 3 “—Description of the Merger Agreement” of this Schedule 14D-9.

As of March 6, 2009, the number of unvested stock options beneficially held by the non-employee directors of the Company is set forth below:

Name of Director	Number of Unvested Options
Dr. Herbert Boyer	2,500
Debra Reed	6,250
Dr. Charles Sanders	2,500

7. The following information is added to Item 3 after the section titled “— Arrangements between the Company and its Executive Officers, Directors and Affiliates”:

Conflicts of Interest between the Company’s Executive Officers and Directors, Including Members of the Special Committee, and Roche

Other than William M. Burns, Erich Hunziker and Jonathan K. C. Knowles, the Company’s directors who are also officers and employees of Roche, the Company is not aware of any conflicts of interest between any of the Company’s executive officers and directors, including members of the Special Committee, and Roche.

8. The following information is added to the end of Item 3 after the section titled “Compensation to Members of the Special Committee”:

Agreements Involving the Company’s Securities

The Company has entered into the following agreements involving its securities: (i) the Affiliation Agreement, which is described in Item 3 of this Schedule 14D-9, (ii) $500 million in unsecured commercial paper notes issued in December 2008, which are not redeemable prior to maturity or subject to voluntary prepayment, and are issued on a discount basis with an effective interest yield of 0.8%, and (iii) on July 18, 2005, the Company sold $500,000,000 in principal amount of the Company’s 4.40% Senior Notes due 2010, $1,000,000,000 in principal amount of the Company’s 4.75% Senior Notes due 2015 and $500,000,000 in principal amount of the Company’s 5.25% Senior Notes due 2035, pursuant to a Purchase Agreement, dated as of July 13, 2005 among the Company and Citigroup Global Markets, Inc. and Goldman, Sachs & Co. and the notes were issued pursuant to an Indenture, dated as of July 18, 2005, between the Company and The Bank of New York, as trustee.

Description of the Merger Agreement

The summary of the material terms of the Merger Agreement and the Guarantee set forth in the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the Guarantee do not purport to be complete and are qualified in their entirety by reference to the Guarantee and the Merger Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Roche Investments and Roche Holdings in relation to the Revised Offer and the Merger. The Merger Agreement has been filed as an exhibit hereto to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby revised and supplemented as follows:

1. The following replaces the first three paragraphs of Item 4 “The Solicitation or Recommendation”:

The Company, based upon the unanimous recommendation of the Special Committee, has determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders, other than Roche and its affiliates. Accordingly, the Company recommends that the Company’s stockholders accept the Revised Offer and tender their Shares in the Revised Offer and, if stockholder approval is required under Delaware law, adopt the Merger Agreement and the transactions contemplated thereby.

The Special Committee has unanimously determined that the Merger Agreement, and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company’s stockholders, other than Roche and its affiliates. Accordingly, the Special Committee recommends on behalf of the Company that the Company’s stockholders tender their Shares in the Revised Offer and, if required under Delaware law recommend that the Company’s stockholders adopt the Merger Agreement and the transactions contemplated thereby.

2. The following sentence is added after the second sentence in the fourth paragraph under the section “Background of the Offer — Roche Proposes Enhanced Anti-Dilution Rights”:

The independent directors did not quantify the value of the Roche Enhanced Anti-Dilution Amendment, but reached the conclusion that the Roche Enhanced Anti-Dilution Amendment had meaningful value after considering the impact of Roche’s potential purchases (which Roche stated it would not make without the Roche Enhanced Anti-Dilution Amendment), on (i) the cost to Roche of a potential acquisition of the Company, (ii) the Company’s financial flexibility by obligating it to make future share repurchases, potentially utilizing cash which might have been used on other investments with a higher rate of return for the Company, (iii) the trading liquidity of the Shares, and (iv) the trading price of the Shares.

3. The following information is added at the end of the second bullet point under the first paragraph of the section titled “Background of the Offer — Efforts to Improve the $89 Per Share Proposal”:

(however, Roche indicated it was not interested in pursuing any of the alternative structures suggested by the Special Committee and it would only pursue any alternative transaction structure after the entire acquisition was completed), and

4. The following information is added after the first sentence in the section titled “Background of the Offer — Efforts to Improve the $89 Per Share Proposal — Additional Sources of Value”:

The presentation made by Greenhill to Goldman Sachs was based upon the July 18, 2008 Greenhill presentation, which is set forth in the Offer to Purchase.

5. The following paragraphs are added to the Schedule 14D-9 after the final paragraph under the section titled “Background of the Offer”:

Stockholder Outreach.

On February 24, 2009, the Special Committee held a telephonic meeting with its advisors and management to discuss stockholder and analyst sentiment following the Company’s filing of the Schedule 14D-9 and the Special Committee’s recommendation that stockholders reject the Offer.

On February 27, 2009, the Special Committee met telephonically with Latham to discuss the status of the pending litigation in Delaware.

At the Special Committee’s direction, on March 2, 2009, the Company’s management hosted its annual presentation to stockholders in New York City. Management presented its perspective on the Company’s strategic outlook, product pipeline and financial projections. Additionally, management reviewed the importance to Roche of completing the Offer in light of Roche’s significant strategic and financial dependence on its relationship with the Company.

On March 4, 2009, the Special Committee held a telephonic meeting to discuss stockholder and analyst response to the March 2 stockholder presentation. Goldman Sachs discussed with the Special Committee the feedback it received from stockholders regarding their perceptions of Company value. Also at this meeting, the Special Committee discussed Roche’s Amendment No. 1 to the Schedule TO filed March 2, 2009.

The $93.00 Offer.

On March 6, 2009, Roche issued a press release announcing a revised offer at an offer price of $93.00 per Share (the “$93.00 Offer”) and extended the expiration date for the $93.00 Offer to 12:00 midnight, New York City time, on Friday, March 20, 2009. On that same day, Roche filed amendments to its Tender Offer Statement on Schedule TO to reflect the revised price and amending certain other disclosures related to its Offer.

Also on March 6, the Special Committee met telephonically to discuss the $93.00 Offer. During the course of these discussions, due to the substantial increase in Roche’s offer price from $86.50 to $93.00, particularly in light of the deterioration of the equity capital markets, the Special Committee concluded that it was an appropriate time to determine if Roche was prepared to enter into price negotiations. As a result, the Special Committee directed Goldman Sachs to contact Greenhill to communicate the Special Committee’s willingness to engage in constructive negotiations with Roche regarding a price at which the Special Committee would be willing to pursue a transaction if Roche was willing to be flexible on price.

On March 7, 2009, Davis Polk delivered a draft of the Merger Agreement to Latham.

On March 8, 2009, Drs. Sanders and Humer had a series of telephone conversations in which they discussed a price at which the Special Committee would recommend a transaction with Roche pursuant to a negotiated agreement. Dr. Sanders stated his belief that the Special Committee would be willing to support a transaction at a price in the high $90s. At the end of these conversations, Drs. Sanders and Humer agreed that Roche and the Special Committee would be prepared to enter into a transaction pursuant to which Roche would offer to acquire the Shares held by the Company’s public stockholders at a price of $95.00 per Share.

During the period from March 7 to March 11, 2009, the Special Committee and its advisors negotiated with Roche and its advisors regarding the terms and conditions of the Merger Agreement and related transaction documents. Also during that time, the Special Committee met several times with its advisors and management of the Company and its advisors to discuss developments in the discussions regarding a potential transaction. During the course of these meetings, the Special Committee discussed whether it was in the best interest of the Company’s stockholders, other than Roche and its affiliates, to enter into a transaction which would provide $95.00 per Share to all stockholders, or to not enter into any agreement with Roche but allow stockholders the option to accept, or not accept, the $93.00 Offer. The Special Committee noted, based on investor feedback regarding the $93.00 Offer, that there was a reasonable possibility that the $93.00 Offer would be sufficiently attractive to stockholders that Roche might be able to acquire a majority of the Shares held by the public stockholders at that price. The Special Committee also discussed with its advisors the treatment of non-tendering stockholders, including the provisions of the Affiliation Agreement and the concessions being made by Roche in the litigation in Delaware Chancery Court to enhance the ability of non-tendering stockholders to obtain fair value for their Shares in any subsequent merger transaction with Roche. The Special Committee noted that if Roche owned less than 90% of the Shares after consummation of the $93.00 Offer, non-tendering stockholders had no assurance that Roche would acquire their Shares and if Roche was interested in acquiring their Shares, no assurance as to the price Roche would be prepared to pay. At the end of these discussions, the Special Committee concluded that it was in the best interest of the Company’s stockholders, other than Roche and its affiliates, to enter into an agreement which would allow all stockholders to receive $95.00 per Share (assuming a majority of Shares held by the Company’s public stockholders were tendered into the Revised Offer) rather than allow stockholders the option to accept, or not accept, the $93.00 Offer which would have delivered less value to tendering stockholders and subject non-tendering stockholders to an uncertain future after the conclusion of the $93.00 Offer.

On March 11, 2009, the Special Committee met to consider whether to enter into the Merger Agreement with Roche. At the meeting Latham discussed the Special Committee’s fiduciary duties in connection with deciding to enter into the proposed Merger Agreement and presented a summary of the terms and conditions of the proposed Merger Agreement and related transaction documents.

During the course of the meeting, the Special Committee discussed its decision on December 10, 2008, to inform Roche that $112 per Share was a price at which the Special Committee would be willing to pursue a transaction, and that the Special Committee was prepared to be constructive in negotiations. The Special Committee noted that the $112 per Share was to be a starting point in a negotiation with Roche, and not a firm price, and that the Special Committee’s willingness to be constructive in negotiations was intended to communicate to Roche that the $112 per Share was a starting point. As described in “— Reasons for the Recommendation of the Company,” the Special Committee also noted that since December 2008 there has been a significant deterioration in the financial markets which had a number of consequences, including: creating a larger disparity between current trading prices of equity securities and historical valuations; creating a larger disparity between current multiples of equity securities and historical multiples; reducing stock prices for other biotechnology and pharmaceutical companies, in particular since the current administration’s budget proposal, which emphasized reducing health care costs; and decreasing expectations from the Company’s stockholders with respect to the price that could be received in a transaction with Roche, despite comprehensive new disclosures from the Company regarding its business prospects.

For example, during the period from December 9, 2008 to March 9, 2009, the NASDAQ Biotechnology Index and the S&P 500 Index declined by 11.1% and 24.8% respectively. The share price for the top 20 largest U.S. companies by market capitalization had declined by an average of 20.3% and a median of 20.0%. Also, according to the most recently published research analyst reports, deal price speculation declined from an average of $104 per Share on December 10, 2008 to $96 per Share on March 10, 2009. During its discussions with Goldman Sachs, the Special Committee noted that applying the 13.7% average decline over the prior three months in a composite index of large capitalization biotech companies (composed of Amgen, Biogen Idec, Celgene, Genzyme, and Gilead) to the $112 per Share price which the Special Committee viewed in mid-December 2008 as a starting point of negotiations, would result in an imputed price of approximately $96.65 per Share. As a result, the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in the current financial environment.

The Special Committee also discussed the provisions of the Merger Agreement which amended the Affiliation Agreement. The Special Committee noted that the Merger Provisions of the Affiliation Agreement created impediments to Roche acquiring full ownership of the Company. See Item 3 “— Affiliation Agreement.” The impediments included uncertainty as to what Roche would have to pay the Company stockholders in a short form merger if Roche acquired 90% of the outstanding Shares (including pursuant to a tender offer). This uncertainty was due to the obligation of Roche to pay an amount equal to or greater than the average of the means of the ranges of fair value for the Shares as determined by two investment banks. The impediments also included, along with applicable Delaware fiduciary duties, the need for Roche, in situations where it owned less than 90% of all the outstanding Shares, to obtain a majority of the minority vote in favor of a merger to acquire all the Shares not owned by it or to pay a price in the merger based upon valuations by two investment banks. On March 10, 2009, the parties to the litigation in the Court of Chancery in Delaware agreed to grant the Special Committee the right to select the two investment banks and to supervise and direct their work and also agreed to provide for expanded appraisal or quasi-appraisal rights for Company stockholders in the short-form merger. The Special Committee discussed that the Merger Agreement, along with the amendment to the Affiliation Agreement, allowed Roche to acquire full ownership of the Company at a fixed price, and that this certainty was one of the reasons why Roche was prepared to increase its price from $93 per Share to $95 per Share. While the Special Committee recognized that a non-tendering stockholder could potentially receive more than $93.00 per Share if Roche owned 90% or more of the Shares following consummation of the $93.00 Offer, it concluded that the higher price of $95.00 per Share and the certainty that it would be received by all of the public stockholders (assuming a majority of the Shares held by the Company’s public stockholders were tendered into the Revised Offer) provided by the Merger Agreement was in the best interest of the Company’s stockholders, other than Roche and its affiliates.

At the meeting, representatives of Goldman Sachs discussed certain financial analyses related to the proposed transaction and, at the request of the Special Committee, delivered its oral opinion, which was subsequently confirmed in writing, that as of March 11, 2009, and based upon and subject to the assumptions, limitations and qualifications set forth in the written opinion, the $95.00 per Share in cash proposed to be paid to the holders of the Shares, other than Roche and its affiliates, pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of Goldman Sachs’ opinion is attached hereto as Annex B of this Schedule 14D-9.

During and following the presentation, the Special Committee posed questions to its advisors and the Company’s management and their advisors. After consideration and review, in executive session, the Special Committee (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, were fair to and in the best interest of the Company’s stockholders, other than Roche and its affiliates, (ii) determined to recommend that the Board of Directors of the Company approve and authorize the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and (iii) subject to approval by the Board of Directors and execution of the Merger Agreement determined to recommend, on behalf of the Company, that the Company’s stockholders, other than Roche and its affiliates, accept the Revised Offer and tender their Shares pursuant to the Revised Offer. For a summary of factors considered by the Special Committee in making its determinations, see “— Reasons for the Recommendation of the Company.”

Following the meeting of the Special Committee, the Board of Directors of the Company met to receive the recommendation of the Special Committee. Following the receipt of the Special Committee’s recommendation, the Board of Directors of the Company determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, were advisable, and were fair to and in the best interest of the Company’s stockholders, other than Roche and its affiliates, and approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger.

On March 12, 2009, the Company and Roche Holdings, Inc. and Roche Investments entered into the Merger Agreement and Roche Holdings entered into the Guarantee. Roche and the Company issued a joint press release on March 12, 2009 announcing the execution of the Merger Agreement and Guarantee, Roche’s amendment of its tender offer in accordance with the terms of the Merger Agreement and the Special Committee’s recommendation that the Company’s stockholders tender their Shares pursuant to the Revised Offer.

6. The following information amends and restates the sections titled “— Development of the 2008 Financial Plan,” “— Philosophy of the 2008 Financial Plan,” “— 2008 Financial Plan Based on Most Current Information,” “— LRPs Consistently Underestimate Company Performance,” “— Rigorous Review of the 2008 Financial Plan” and “— Updates of the 2008 Financial Plan” under the section titled “— 2008 Financial Plan” in Item 4:

2008 Financial Plan

Development of the 2008 Financial Plan.

To assess the Roche Proposal, the Special Committee sought to understand in detail the Company’s best estimates as to its business, financial and scientific prospects in both the short and long term, assuming the current business model and ownership structure of the Company. To this end, it was decided in late July 2008 that management should prepare the 2008 Financial Plan for the Special Committee’s review using the Company’s existing planning resources and methodologies and incorporating updates of key assumptions for events that occurred during the approximately nine months (and now approximately 15 months) since the 2007 LRP was prepared.

Philosophy of the 2008 Financial Plan.

Dr. Sanders, management of the Company and Goldman Sachs met on July 23, 2008 and discussed the appropriate philosophy that should be followed in preparing the 2008 Financial Plan. At the recommendation of management of the Company, and with the concurrence of Dr. Sanders, it was determined that the 2008 Financial Plan would not be an “upside case” to be used for negotiating purposes, but would instead be the Company’s best estimate of the Company’s prospects and would be neither conservative nor aggressive. To achieve this result, the 2008 Financial Plan uses assumptions where the probability-adjusted upsides and downsides are believed to be essentially equal. It was determined that management should review in detail all critical business, financial and scientific drivers of the Company.

2008 Financial Plan Based on Most Current Information.

Each year in December, the Company’s Board of Directors approves an annual operating budget for the next year. These budgets include, among other things, decisions with respect to capital expenditures, including investments in manufacturing, research and other facilities, as well as research and development budgets and staffing and hiring levels. In order to inform these short-term investment, budgeting and resource decisions and to provide other business context for the Board of Directors, a long-range-plan (“LRP”) is presented in December along with the annual operating budget. Given their purpose, the Company’s LRPs are not presented for approval by the Company’s Board of Directors. As LRPs are used primarily to provide context for approving the Company’s operating budget in December, the LRPs are not as a general matter systematically updated during the course of a year. From time to time, discrete elements of the LRP may be updated if the work is of immediate interest, but no comprehensive update is undertaken or completed until the last several months of the calendar year as part of the annual financial planning process for the next calendar year.

At the time the 2008 Financial Plan was prepared in late-July 2008, approximately nine months had passed since management had prepared the Company’s most recent LRP during the fourth quarter of 2007. Management of the Company and the Special Committee agreed that there were a number of important new developments in the business, both positive and negative, since the preparation of the 2007 LRP that should be included when preparing the 2008 Financial Plan.

The 2007 LRP has not been generally updated since its preparation in November 2007 and there have been a number of important developments in the business during the approximately 15 months since the 2007 LRP was prepared. The 2007 LRP did not take into account changes to the business that had occurred since it was created in the fall of 2007, consisting of new clinical trials, competitive developments, changes in project timelines and probability assumptions and macroeconomic factors, including foreign exchange rates. These changes had a net positive effect on the 2008 Financial Plan relative to the 2007 LRP. The following principal factors had a positive impact on the U.S. sales forecast in the 2008 Financial Plan:

•	Avastin dosing assumptions were updated based on AVADO, a Roche-sponsored Phase III study,

•	Data from the annual meeting of ASCO in 2008, which indicated that the competitive environment was likely more favorable for Genentech than had been previously expected,

•

The timing of C-08, a Phase III study of Avastin in early-stage colon cancer, was accelerated to mid-2009 based primarily on the rate of data collection, rapid patient enrollment, and a higher than planned number of Stage III patients,

•	Avastin timelines changed reflecting probable dates for completion of clinical trials, including planned interim analyses, on a probability of technical success adjusted basis, and

•	R&D portfolio changes.

The following principal factors had a negative effect on the U.S. sales forecast in the 2008 Financial Plan relative to the 2007 LRP:

•	More conservative pricing assumptions, and

•	R&D portfolio changes.

The material assumptions underlying the 2007 LRP are as follows:

•

U.S. sales forecast for each molecule by indication based on market research and internal assessment to estimate market size, penetration, pricing, competition/market share, and other relevant factors.

•	The Company discounts “unknowns” such as upcoming clinical trial results and uncertainties such as the Cabilly patent based on the Company’s estimated probabilities of various outcomes.

•	The Company models royalties based on the Company’s partners’ local sales forecasts and analyst estimates for third party royalties.

•

Future pipeline productivity is based on the number of new molecules (NMEs) the Company expects to enter into clinical development, the Company’s estimated probabilities of success in development, and the Company’s NME planning assumptions for timelines and sales.

•

The Company modeled clinical development timelines to reflect the dates that final data is estimated to be available and excluded the potential for trials to be stopped earlier than the planned final analysis.

•	The Company forecasts costs and expenses based on the Company’s estimates of the resources in R&D, manufacturing, commercial, and support functions required to execute the Company’s plans.

•	Future impact of follow-on biologics included in forecast based on product-by-product modeling.

•	The assumptions in the 2007 LRP target conservative estimates given the intended use of the 2007 LRP as context for approval of the 2008 operating budget by the Board of Directors.

LRPs Consistently Underestimate Company Performance.

Because the Company’s LRPs are used in providing context for investment and resource decisions, and because the Company’s management seeks to use a cautious approach to hiring, commitment to facilities expansion, and other operational decisions, the LRPs have a conservative bias. This conservative bias has long been known by the Company’s directors, including the directors nominated by Roche. When the LRP is presented to the Company’s directors, Dr. Levinson often discusses its conservative nature and demonstrates that the Company’s actual financial results have consistently outperformed the financial performance set forth in past LRPs. The Company’s LRPs have not historically taken into account the probability of favorable outcomes from interim analyses of ongoing clinical trials. Independent of and in advance of the Roche Proposal and the development of the 2008 Financial Plan, the Company had already concluded that ignoring the possibility of favorable interim outcomes was overly conservative and could result in the Company not having adequate manufacturing capacity in certain circumstances. In fact, since 2003 more than half of the Company’s oncology trials that included interim analyses were stopped early (as much as 18 months early) due to positive outcomes at an interim analysis. The 2008 Financial Plan takes into account the probability of success of these interim analyses.

Each LRP contains a projection for the Company’s non-GAAP earnings per share in each of the upcoming five years and the Company’s actual non-GAAP financial results have consistently outperformed the financial projections set forth in past LRPs. The Company has historically made projections of non-GAAP earnings with respect to each of the five years in the period ending December 31, 2008 on five occasions, for a total of 25 projections. The Company’s actual non-GAAP earnings per share for those five years exceeded 24 of the 25 projections made by an average of 58%. Actual non-GAAP performance exceeded projected non-GAAP performance by an average of 95%, 79%, 59%, 40% and 11%, when projections were made 5 years, 4 years, 3 years, 2 years and 1 year in advance, respectively, indicating that the LRPs consistently underestimate actual non-GAAP performance, especially in the outer years of the LRP forecast. Please see the slide entitled “Financial Footnotes” in the “Investment Community Meeting Financial Overview” section of the Investor Presentation filed as Exhibit (a)(6) to this Schedule 14D-9 for a reconciliation and discussion of the non-GAAP financial measures.

Rigorous Review of the 2008 Financial Plan.

The process of developing the 2008 Financial Plan had a number of review elements to ensure the integrity of the plan. For example, assumptions with respect to key products were reviewed critically by the Company’s management. Upon completion, the Company’s Executive Committee completed a detailed review of all key assumptions and outputs of the August 2008 Financial Plan. Goldman Sachs attended the presentation of the 2008 Financial Plan to the Executive Committee.

On August 4, 2008, the 2008 Financial Plan (the “August 2008 Financial Plan”) was initially presented to the Special Committee and is set forth in Annex D hereto. At that meeting, Mr. Ebersman explained the principal differences between the August 2008 Financial Plan and the 2007 LRP. The Special Committee discussed the August 2008 Financial Plan, including the key assumptions and the reasons for the differences from the 2007 LRP. The Special Committee noted that:

•	the 2007 LRP was designed to be a tool in making investment and resource decisions, and not as a basis upon which to determine the value of the Company,

•	approximately nine months had passed since the development of the 2007 LRP and that there had been a number of significant changes in the Company’s business since that time, and

•	the LRPs consistently underestimated the Company’s actual performance.

At the Special Committee’s request, management confirmed that the August 2008 Financial Plan was prepared with the goal of being management’s best estimate of the Company’s prospects, being neither conservative nor aggressive, and addressing key assumptions in a balanced manner, where the probability-adjusted upsides and downsides were believed to be essentially equal. Additionally, the Special Committee discussed the 2008 Financial Plan and the assumptions included therein with Goldman Sachs. Following these discussions, the Special Committee concluded the 2008 Financial Plan was reasonable and an appropriate basis from which to derive the Special Committee’s view regarding the value of the Company. The Special Committee directed the representatives of Goldman Sachs to utilize the 2008 Financial Plan in connection with preparing its financial analyses.

Updates of the 2008 Financial Plan.

The 2008 Financial Plan was updated in October 2008 (the “October 2008 Financial Plan” and together with the August 2008 Financial Plan, the “2008 Financial Plan”) to reflect changes in the Company’s business, both positive and negative, since August 2008. These changes were incorporated into the 2008 Financial Plan, which was later shared with Roche after review by the Special Committee. During the course of updating the 2008 Financial Plan in October 2008, the Company also considered the impact of the deterioration of the macroeconomic conditions on the 2008 Financial Plan (the “2008 Financial Plan Update”).

The principal differences between the August 2008 Financial Plan and the October 2008 Financial Plan were:

•

Updates of the estimated probability of success of several molecules in certain indications, based on data from ongoing clinical studies, including a decrease in the probability of success of Avastin in the C-08 study from 65% to 61% due to the news that the study had not been stopped at the October 2008 data analysis,

•	Reduced sales forecast for Raptiva to reflect the impact of the first confirmed case of PML in a patient receiving Raptiva,

•	Greater estimated negative commercial impact of future competition from FOBs,

•

A reduction in assumed portfolio-weighted average price increases due to several factors, including the Company’s expectation of a potentially more challenging competitive and reimbursement environment, and

•	An increase in the ratio of the estimated sales of our products outside the United States to estimated sales inside the United States.

On February 22, 2009, at a meeting of the Special Committee, management informed the Special Committee that it had reviewed developments in the business since October 2008 and advised the Special Committee that the Company’s financial outlook had not materially changed in the aggregate since that time.

On March 11, 2009, the Special Committee met to discuss the Revised Offer. At this meeting, at the request of the Special Committee, the Company’s management informed the Special Committee that it had reviewed developments in the business since it had developed the 2008 Financial Plan and had identified the following significant business developments and impacts on future non-GAAP free cash flow forecasts contained in the 2008 Financial Plan:

•

On February 20, 2009, the State of California changed its corporate income tax laws to permit corporations to use a “single sales factor” apportionment formula when calculating state income tax, which will allow the Company to choose to weigh only sales made in California (and not property or payroll) to determine corporate taxes owed. The Company expects that this change will reduce its tax rate by approximately 2 percentage points beginning in 2011.

•

The Company recently completed a thorough review of the results of IMAGE, the Phase III study of Rituxan in certain early rheumatoid arthritis patients. The results suggest that Rituxan is effective in the early rheumatoid arthritis setting and Rituxan’s efficacy was equal, if not better, than other biologics. The Company now expects higher sales of Rituxan and its second generation Anti-CD20 monoclonal antibody than estimated in the 2008 Financial Plan. The increase in forecasted sales is driven primarily by favorable changes in expectations for dosing, pricing, and market penetration. The estimated impact is an increase of approximately $80 million to $150 million in annual free cash flow forecasts from 2011 to 2014 and approximately $200 million per year thereafter through 2024.

•

As a result of recent favorable developments in the Company’s intellectual property portfolio, the Company now expects patent protection for Rituxan to expire no earlier than September 2016, more than one year later than what was assumed in the 2008 Financial Plan. The estimated impact is an increase of approximately $250 million to $350 million in annual free cash flow forecasts from 2015 to 2017, decreasing to $50 million in 2018 and declining steadily thereafter to less than $10 million by 2024.

•

On February 24, 2009 the U.S. Patent and Trademark Office issued a Notice of Intent to Issue a Reexamination Certificate (NIRC) confirming the patentability of all claims of the Cabilly et al. patent, U.S. Patent No. 6,331,415 (Cabilly patent), of which claims 21 through 32 were amended in a manner that does not affect the commercial importance of the patent. The favorable decision by the Patent Office is final and unappealable, and the Cabilly patent remains valid and enforceable. The Cabilly patent remains subject to challenge through other proceedings, including the ongoing litigation brought by Centocor. The estimated impact is an increase of approximately $50 million to $100 million in annual free cash flow forecasts from 2010 to 2018.

•

Upon further analysis of the 2008 Financial Plan, the Company reduced the estimates of future cash flows from contract revenues. The estimated impact is a decrease of approximately $25 million to $175 million in annual non-GAAP free cash flow forecasts from 2011 to 2024 with larger decreases thereafter.

•

Delays of planned timing for certain IND filings in 2009 and 2010, led to an increase in estimated aggregate free cash flow forecasts of approximately $100 million from 2009 to 2017 followed by decreases of approximately $100 million to $275 million in annual free cash flow forecasts from 2018 to 2024.

•

On February 19, 2009 the European Medicines Agency (EMEA) recommended to the European Commission the suspension of marketing authority for Raptiva following three virologically confirmed cases of progressive multifocal leukoencephalopathy (PML) in psoriasis patients treated with Raptiva. EMEA’s Committee for Medicinal Products for Human Use (CHMP) has concluded that the benefits of Raptiva no longer outweigh its risks. The Company expects regulatory action in the United States as a result of these PML cases in the coming weeks. On March 6, 2009, Merck Serono, the distributor of Raptiva outside the U.S., sent a notice of termination to the Company under the License and Collaboration Agreement between the Company and Merck Serono dated August 2, 2002. The 2008 Financial Plan was completed before the Company became aware of the second and third confirmed cases of PML, the EMEA suspension and the Merck Serona termination notice, which the Company expects will have a significantly negative commercial impact to Raptiva. In addition, the Company has decided not to pursue development of Raptiva in transplant indications, as previously planned. Therefore, the Raptiva sales forecasts in the 2008 Financial Plan are higher than the Company’s current expectations as of March 2009. The estimated aggregate impact on free cash flow is nominal through 2015 followed by decreases of approximately $25 million to $125 million in annual free cash flow forecasts from 2016 to 2024.

A description of these developments in the Company’s business and the 2008 Financial Plan Update were provided to Goldman Sachs on March 8, 2009.

The Company’s management believes these developments in the aggregate will result in future cash flows greater than those contained in the 2008 Financial Plan. As disclosed in the Company’s presentations to stockholders on March 2, 2009 and included as exhibits (a)(6) and (a)(7) to this Schedule 14D-9, based on these changes in the aggregate, the Company now forecasts its compound average growth rate of non-GAAP earnings per share for the period 2010 – 2015 will be 18%, up from 16% as indicated in the 2008 Financial Plan.

2015 Commercialization Agreement and Employee Stock Assumptions; Forecasted Cash Balances

In addition to the 2008 Financial Plan, the Company provided Goldman Sachs assumptions regarding the value of the changes to the Roche-Genentech Commercialization Agreement that could occur with respect to market rate terms after 2015 and forecasts regarding employee stock options expenses, both of which were not included in the 2008 Financial Plan.

With respect to the post-2015 Commercialization Agreement, in the August 2008 Financial Plan the Company forecasted the royalty revenue from the ex-U.S. rights after 2015 and assumed a market royalty rate of 30% based on precedent licensing transactions, subtracted the implied royalty rate assuming a renewal on current terms and applied a 35% marginal tax rate. With respect to the Goldman Sachs presentation on December 10 and subsequent presentations, the Company refined its view of the performance of the unnamed new drug pipeline, and applied a range of possible market based royalty rates from 20% to 30%.

With respect to employee stock options, the Company assumed Black-Scholes based estimates of 2009 after-tax employee stock option expense of $328 million and applied a 6% annual growth rate in perpetuity.

On November 3, 2008, the Company forecast a net cash balance as of December 31, 2008 of $7 billion. On December 10, 2008, the Company forecast a cash balance, net of debt, as of December 31, 2008, of $6 billion. On February 13, 2009 through March 11, 2009, the Company forecast a cash balance, net of debt, as of March 31, 2009 of $7.7 billion.

Projections and Forecasts Provided to Goldman Sachs

The 2008 Financial Plan (including August 2008 Financial Plan and the October 2008 Financial Plan), the 2008 Financial Plan Update and the forecasts described in “—2015 Commercialization Agreement and Employee Stock Assumptions; Forecasted Cash Balances” above are the only material non-public projections and forecasts provided to Goldman Sachs by the Company.

The 2008 Financial Plan.

The 2008 Financial Plan is summarized below.

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Revenues:
Product Sales	$11,244	$12,345	$13,690	$14,860	$16,083	$17,349	$18,061	$19,004	$20,764	$23,408	$24,279	$24,995	$26,230	$28,732	$31,551	$33,803
Royalties	2,501	2,465	2,617	2,681	2,723	2,809	2,551	2,518	2,667	2,676	2,377	2,447	2,611	2,967	3,326	3,662
Contract & Other	373	289	342	497	563	660	805	750	740	813	885	955	1,042	1,126	1,222	1,298

Total Revenues	$14,118	$15,099	$16,648	$18,038	$19,370	$20,817	$21,418	$22,273	$24,171	$26,897	$27,542	$28,398	$29,883	$32,825	$36,099	$38,764

Cost and Expenses:
Cost of Sales	$1,541	$1,794	$1,872	$1,760	$1,784	$1,947	$1,969	$1,948	$2,022	$2,288	$2,412	$2,742	$3,048	$3,369	$3,800	$4,235
R&D	2,824	3,020	3,330	3,608	3,874	4,163	4,284	4,400	4,649	4,951	5,273	5,658	5,977	6,488	6,967	7,395
MSG&A	2,233	2,183	2,321	2,432	2,495	2,692	2,828	3,157	3,484	3,867	4,077	4,444	4,933	5,472	6,027	6,448
Profit Sharing	1,352	1,544	1,664	1,688	1,581	1,654	1,645	1,595	1,603	1,643	1,330	1,337	1,316	1,314	1,333	1,082

Total Cost and Expenses	$7,950	$8,541	$9,187	$9,488	$9,734	$10,456	$10,726	$11,100	$11,757	$12,749	$13,092	$14,180	$15,274	$16,644	$18,128	$19,160

Operating Income	$6,169	$6,558	$7,461	$8,550	$9,636	$10,361	$10,692	$11,173	$12,414	$14,148	$14,450	$14,217	$14,609	$16,182	$17,970	$19,604
Taxes	2,219	2,220	2,311	2,548	2,838	3,041	3,121	3,252	3,662	4,223	4,116	4,095	4,203	4,756	5,269	5,732

Post-Tax Operating Income	$3,950	$4,339	$5,150	$6,002	$6,798	$7,320	$7,570	$7,920	$8,752	$9,925	$10,334	$10,122	$10,406	$11,426	$12,701	$13,872
Gross Capex	$(546)	$(560)	$(620)	$(600)	$(554)	$(545)	$(593)	$(647)	$(640)	$(716)	$(688)	$(722)	$(782)	$(808)	$(833)	$(820)
Change in Working Capital	(50)	(371)	125	(68)	(122)	(132)	(58)	(91)	(222)	(228)	(126)	7	(197)	(231)	(397)	(746)
Depreciation	507	586	559	575	577	585	594	593	594	606	613	638	625	622	635	661

Free Cash Flow	$3,861	$3,994	$5,214	$5,909	$6,699	$7,228	$7,513	$7,776	$8,483	$9,588	$10,133	$10,044	$10,052	$11,010	$12,105	$12,968

Note: Amounts in the 2008 Financial Plan are subject to rounding.

See Item 8 “—Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9.

The 2008 Financial Plan includes forecasts of both GAAP and non-GAAP financial measures. Each of the amounts set forth with respect to Cost of Sales, R&D, MSG&A, Total Costs and Expenses, Operating Income, Taxes, Post-Tax Operating Income, and Free Cash Flow in the 2008 Financial Plan are non-GAAP financial measures. The Company uses these non-GAAP forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP forecasts are useful for stockholders because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. These non-GAAP financial forecasts have limitations because they do not include all items of income and expense that affect the Company. The non-GAAP financial forecasts included in the 2008 Financial Plan are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP. Please see the slide entitled “Financial Footnotes” in the “Investment Community Meeting Financial Overview” section of the Investor Presentation filed as Exhibit (a)(6) to this Schedule 14D-9 for a discussion regarding the forecasts of non-GAAP financial measures in the 2008 Financial Plan.

The material assumption underlying the 2008 Financial Plan are as follows:

•

U.S. sales forecast for each molecule by indication based on market research and internal assessment to estimate market size, penetration, pricing, competition/market share, and other relevant factors.

•	The Company discounts “unknowns” such as upcoming clinical trial results and uncertainties such as the Cabilly patent based on the Company’s estimated probabilities of various outcomes.

•	The Company models royalties based on the Company’s partners’ local sales forecasts and analyst estimates for third party royalties.

•

Future pipeline productivity is based on the number of new molecules (NMEs) we expect to enter into clinical development, the Company’s estimated probabilities of success in development, and our NME planning assumptions for timelines and sales.

•	The Company assumes portfolio-weighted average annual price increases of 3.6% in 2009, trending down to 2.3% in 2015.

•

The Company forecasts costs and expenses based on the Company’s estimates of the resources in R&D, manufacturing, commercial, and support functions required to execute our plans; The Company also assumes 3% to 4% annual increases in the Company’s costs.

•	Future impact of follow-on biologics included in forecast based on product-by-product modeling.

•	The assumptions in the 2008 Financial Plan target the Company’s reasonable best estimates, and were intended to be neither conservative nor aggressive.

7. The following sentence is added after the first sentence under Item 4 “— 2008 Financial Plan — Roche’s Disagreements with the 2008 Financial Plan—Pipeline Productivity”:

New molecules, or new molecular entities, are drugs that include an active ingredient that has not previously been approved for marketing in any form.

8. The following sentence is added after the first sentence under Item 4 “— 2008 Financial Plan — Roche’s Disagreements with the 2008 Financial Plan — Follow-on-biologics”:

FOBs refers to subsequent biologic products that are marketed after expiration of patents covering pre-existing biologic products and are claimed to have similar properties to the pre-existing patent protected products.

9. The following sentence is added after the first sentence under Item 4 “— 2008 Financial Plan — Roche’s Disagreements with the 2008 Financial Plan — Avastin Adjuvant Indications”:

An adjuvant setting refers to one or more anti-cancer drugs used in connection with (and typically after) the primary therapy, usually surgery or radiation.

10. The following sentence replaces the second sentence in the section titled “2008 Financial Plan — Roche’s Disagreements with the 2008 Financial Plan — Effective Tax Rate”:

The reduction in the tax rate comes from the initiation of commercial production at the Company’s facilities in Singapore, deductions for qualified production of goods in the United States and research and development credits.

11. The following information is added before “— Reasons for the Recommendation of the Company”:

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Special Committee and Dr. Arthur Levinson that, as of March 11, 2009, and based upon and subject to the factors and assumptions set forth therein, the $95.00 per Share in cash proposed to be paid to the holders of Shares (other than Roche and any of its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 11, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Revised Offer and the transactions contemplated by the Merger Agreement and of Dr. Arthur Levinson, in his capacity as a member of the Board of Directors, in connection with his consideration of the Revised Offer and the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Revised Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Schedule TO (as such Schedule TO has been filed and amended prior to March 11, 2009);

•	this Schedule 14D-9 (as such Schedule 14D-9 has been filed and amended prior to March 11, 2009);

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008;

•	annual reports to stockholders of Roche for the five fiscal years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain interim reports to stockholders of Roche;

•	certain other communications from the Company and Roche to their respective stockholders;

•	certain publicly available research analyst reports for the Company and Roche; and

•

certain internal financial analyses and forecasts for the Company, including the 2008 Financial Plan, in each case prepared and updated by its management as described herein and approved for Goldman Sachs’ use by the Special Committee (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company and the Special Committee regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties associated with achieving the Forecasts. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs assumed with the consent of the Special Committee that the Forecasts were reasonably prepared. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Roche or any of their respective affiliates, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of the Company to engage in the transactions, or the relative merits of the transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $95.00 per Share in cash proposed to be paid to the holders of Shares (other than Roche and any of its affiliates) pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Roche; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Roche, or class of such persons in connection with the transactions, whether relative to the $95.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 10, 2009, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the five-year period ended March 9, 2009. In addition, Goldman Sachs analyzed the consideration proposed to be paid to the holders of Shares, other than Roche and any of its affiliates, pursuant to the Merger Agreement in relation to the historical and average market prices of the Shares.

This analysis indicated that the price per Share proposed to be paid to the Company’s stockholders pursuant to the Merger Agreement represented:

•	a premium of 16.1% based on the closing market price of $81.82 per Share as of July 18, 2008, the last trading day prior to Roche’s public announcement of its $89.00 per Share offer;

•	a premium of 27.1% based on the closing market price of $74.76 per Share as of June 20, 2008; and

•	a premium of 25.1% based on the 30-day trading average market price of $75.96 per Share prior to July 18, 2008.

This analysis also evaluated the changes in market prices of various composites of publicly traded companies in the biotechnology and pharmaceuticals industries, the twenty largest public companies in the United States by market capitalization and other trading indices. This analysis indicated that a composite of selected biotechnology companies had declined approximately 25.8% since July 18, 2008. Applying this decline to the July 18, 2008 closing market price of $81.82 per Share implied a current value of $60.71 per Share, which indicated that the price per Share proposed to be paid to the Company’s stockholders pursuant to the Merger Agreement represented a 56.5% premium.

Equity Research Target Prices. Goldman Sachs reviewed the price targets as of March 9, 2009 for the Shares published by equity research analysts at 16 Wall Street investment banks. These price targets ranged from $88.00 to $112.00.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology and pharmaceutical industries:

Large Cap Biotech Companies

•	Amgen Inc.;

•	Biogen Idec Inc.;

•	Celgene Corporation;

•	Genzyme Corporation;

•	Gilead Sciences, Inc.

United States Large Pharmaceutical Companies

•	Abbott Laboratories;

•	Bristol-Myers Squibb Company;

•	Eli Lilly and Company;

•	Johnson & Johnson;

•	Merck & Co. Inc.;

•	Pfizer Inc.;

•	Schering-Plough Corporation; and

•	Wyeth.

European Large Pharmaceutical Companies

•	AstraZeneca PLC;

•	Bayer AG;

•	GlaxoSmithKline plc;

•	Merck KGaA;

•	Novartis AG;

•	Novo Nordisk A/S; and

•	Sanofi Aventis.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of March 9, 2009, information it obtained from SEC filings and IBES estimates. The multiples and ratios of the Company were calculated using the closing price of the Shares on March 9, 2009. The multiples and ratios of the Company were based on information provided by the Company’s management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and IBES estimates.

Goldman Sachs also calculated the selected companies’ price/earnings (“PE”) ratios as of July 18, 2008, December 5, 2008, February 20, 2009 and March 9, 2009 and compared these to the results for the Company. The following table presents the results of this analysis:

Price/Earnings Ratio:

	Selected Companies Range	Large Cap Biotech Median	U.S. Large Pharma Median	Europe Large Pharma Median	Genentech, Inc
July 18, 2008	7.2x - 30.5x	16.7x	11.9x	11.7x	20.9x
December 5, 2008	6.6x - 23.5x	13.8x	9.5x	10.2x	19.0x
February 20, 2009	6.6x - 25.0x	15.2x	10.7x	10.2x	22.4x
March 9, 2009	5.9x - 18.5x	11.9x	10.1x	9.0x	24.4x

*	Multiples are based on IBES estimates.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using certain internal financial analyses and forecasts for the Company prepared by its management and approved for Goldman Sachs’ use by the Special Committee, including forecasts and assumptions provided by the Company’s management for employee stock option expenses and forecasts and assumptions provided by management for changes to the Roche/Genentech commercialization agreement that could occur with expected market rate terms post expiration in 2015. In addition, the Company’s management informed the Special Committee and Goldman Sachs that certain developments had occurred in the Company’s business that impacted certain of the assumptions underlying the 2008 Financial Plan and the free cash flows projected thereunder. Management informed the Special Committee and Goldman Sachs that these developments resulted in adjustments to the estimated annual free cash flows for certain of the years included in the 2008 Financial Plan. Accordingly, the free cash flows used for the discounted cash flow analysis were the free cash flows projected by the 2008 Financial Plan, plus those changes in free cash flows estimated by management. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2009 through 2024 using discount rates ranging from 8.0% to 10.0% and discounted to March 31, 2009. Goldman Sachs calculated implied prices per Share using management projections and illustrative terminal values in the years 2018 and 2024 based on perpetuity growth rates ranging from 2.0% to 4.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 8.0% to 10.0% and discounted to March 31, 2009. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Genentech, Inc.
2018 Terminal Year	$93.20 - $145.02
2024 Terminal Year	$100.25 - $151.41

Discounted Cash Flow Sensitivity Analysis. Using the same forecasts as in the discounted cash flow analysis, an illustrative 3.0% perpetuity growth rate and 9.0% discount rate, Goldman Sachs analyzed operating sensitivities to the discounted cash flow analysis to determine the implied prices per Share based on changes in incremental revenue compounded annual growth rates for the years 2009 to 2024 ranging from (3.0)% to 1.0% from the forecasts and EBIT margins that trend to a range of 41.6% to 53.6% for 2024. This analysis resulted in illustrative implied prices per Share ranging from $80.76 to $141.37 assuming a 2024 terminal year, and illustrative implied prices per Share ranging from $87.23 to $127.09 assuming a 2018 terminal year.

Goldman Sachs also analyzed the sensitivity of the discounted cash flow analysis to changes in the assumed probability of technical success (“PTS”) for the Company’s Avastin C-08 trial results based on assumptions and input from management of the Company. The 2008 Financial Plan assumed a 61% PTS for adjuvant colorectal indications, a 50% PTS for adjuvant breast indications and a 55% PTS for adjuvant lung indications. Using the same range of perpetuity growth rates and discount rates as in the discounted cash flow analysis, and assuming terminal years of 2018 and 2024, Goldman Sachs determined the implied prices per Share based on management’s estimate of an increase in the PTS assumptions for adjuvant colorectal indications to 100% and for adjuvant breast and adjuvant lung indications in development to 70% in the event that positive results are received in the Company’s Avastin C-08 trial during the second quarter of 2009. This analysis resulted in illustrative prices per Share ranging from $100.97 to $159.75 for terminal year 2018 and $105.27 to $158.67 for terminal year 2024.

In addition, using the same range of perpetuity growth rates and discount rates as in the discounted cash flow analysis, and assuming terminal years of 2018 and 2024, Goldman Sachs determined the implied prices per Share based on management’s estimate of a decrease in the PTS assumptions for adjuvant colorectal indications to 0% and for adjuvant breast and adjuvant lung indications in development to 10% in the event that negative results are received in the Company’s Avastin C-08 trial during the second quarter of 2009. This analysis resulted in illustrative prices per Share ranging from $78.39 to $116.82 for terminal year 2018 and $90.53 to $136.94 for terminal year 2024.

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the Company’s future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the financial information for the Company prepared by the Company’s management for each of the fiscal years 2009 to 2011 and the median of estimates provided by IBES for each of the fiscal years 2009 to 2011. Goldman Sachs first calculated the implied values per Share as of March 9, 2009 for each of the fiscal years 2009 to 2011 by applying price to forward earnings per Share multiples of 14.0x to 22.0x earnings per Share estimates for each of the fiscal years 2009 to 2011, and then discounted 2010 and 2011 values back one year and two years, respectively, using a discount rate of 9.0%. Applying this analysis using management’s earnings per share estimates as adjusted for share repurchase assumptions resulted in a range of implied present values of $54.26 to $104.04 per Share. Applying this analysis using the median of estimates provided by IBES resulted in a range of implied present values of approximately $53.00 to $92.00 per Share. Goldman Sachs also calculated the implied values per Share using the same analysis and estimates provided by management based on an increase and decrease in the PTS assumptions in the event that positive or negative results are received in the Company’s Avastin C-08 trial during the second quarter of 2009 as described above. Applying this analysis to management’s expected increase in PTS assumptions based on positive results produces a range of implied present values of $54.27 to $108.79 per Share. Applying this analysis to management’s expected decrease in PTS assumptions based on negative results produces a range of implied present values of $54.24 to $96.34 per Share.

ANNEX B

Goldman, Sachs & Co.  |  85 Broad Street  |  New York, New York 10004

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

March 11, 2009

Special Committee of the Board of Directors

and Dr. Arthur Levinson in his capacity as a member

of the Board of Directors

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc. (the “Company”) of the $95.00 per Share in cash proposed to be paid to such holders pursuant to the Agreement (as defined below). The Agreement and Plan of Merger dated as of March 12, 2009 (the “Agreement”), among the Company, Roche Investments USA Inc. (the “Offeror”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Parent”), and Roche Holdings, Inc., an indirect wholly owned subsidiary of Parent, provides for an offer (the “Offer”) for all of the Shares not owned by Parent or its subsidiaries pursuant to which, subject to the satisfaction of certain conditions set forth in the Agreement, Offeror will pay $95.00 in cash, without interest, for each Share accepted. The Agreement further provides that, following completion of the Offer, and subject to the satisfaction of certain conditions set forth in the Agreement, Offeror will be merged with and into the Company (the “Merger”) and each Share (other than certain Shares owned by the Company or any of its subsidiaries, Shares owned by Parent or any of its affiliates and Shares dissenting from the Merger in accordance with Delaware law) will be converted into the right to receive $95.00 in cash, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Offeror, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with its consideration of, and have participated in certain of the negotiations leading to, the Transactions and other matters pursuant to our engagement by the Special Committee. We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including fees that will be payable whether or not the Transactions are completed, a fee that would be payable upon the announcement of, or execution by the Company of, the Agreement and a fee that would be payable upon the

Special Committee of the Board of Directors

and Dr. Arthur Levinson

Genentech, Inc.

March 11, 2009

successful completion of the Transactions. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as counterparty with respect to a derivative transaction entered into by the Company in November 2007. We also have provided certain investment banking and other financial services to Offeror and its affiliates from time to time. We also may provide investment banking and other financial services to the Company, Offeror, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Offeror with the Securities and Exchange Commission on February 9, 2009 under cover of Schedule TO, as amended by Amendment No. 1 thereto filed on March 2, 2009, Amendment No. 2 thereto filed on March 6, 2009 and Amendment No. 3 thereto filed on March 6, 2009 (as so amended, the “Schedule TO”), including the offer to purchase and related letter of transmittal (as supplemented or amended and restated as of the date hereof) contained therein; the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 filed on February 23, 2009, as amended by Amendment No. 1 thereto filed on February 24, 2009, Amendment No. 2 thereto filed on March 2, 2009, Amendment No. 3 thereto filed on March 3, 2009 and Amendment No. 4 thereto filed on March 6, 2009 (as so amended, the “Schedule 14D-9”); annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; annual reports to stockholders of Parent for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders of Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Special Committee (the “Forecasts”). We also have held discussions with members of the senior management of the Company and the Special Committee regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties associated with achieving the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent, Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $95.00 per Share in cash proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates)

Special Committee of the Board of Directors

and Dr. Arthur Levinson

Genentech, Inc.

March 11, 2009

pursuant to the Agreement. We do not express any view on, and our opinion does not address, the fairness of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company or Offeror; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Offeror, or class of such persons in connection with the Transactions, whether relative to the $95.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transactions and of Dr. Arthur Levinson, in his capacity as a member of the Board of Directors of the Company, in connection with his consideration of the Transactions, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $95.00 per Share in cash proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co.

GOLDMAN, SACHS & CO.

ANNEX C

2008 DIRECTOR COMPENSATION

The following information outlines the compensation paid to our Non-Employee Directors, including annual board and committee retainer fees, and meeting attendance fees for the fiscal year ended December 31, 2008:

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Herbert W. Boyer	188,000	(3)	307,800	0	495,800
William M. Burns	0	(4)	0	0	0
Erich Hunziker	0	(4)	0	0	0
Jonathan K.C. Knowles	0	(4)	0	0	0
Debra L. Reed	196,500	(5)	508,402	0	704,902
Charles A. Sanders	209,000	(6)	307,800	0	516,800

(1)	In 2008, each non-employee director was eligible to receive an annual cash retainer fee of $65,000 per year and was eligible to receive a fee of $2,500 for each Board meeting at which the director was present in person and $500 for each Board meeting at which the director was present by telephone. In addition, any director who was required to arrive at the site of a Board meeting one full day or more in advance of the meeting to be present in a timely manner was eligible to receive an additional amount of $1,000 for each day such director spent at the site prior to the meeting. Each member of the Audit Committee was eligible to receive a fee of $1,500 for each committee meeting at which the director was present in person and $500 for each committee meeting at which the director was present by telephone. In addition, the Chair of the Audit Committee was eligible to receive an annual cash retainer fee of $20,000 and each other Audit Committee member was eligible to receive an annual cash retainer fee of $5,000. Each member of the Corporate Governance Committee was eligible to receive a fee of $1,000 for each committee meeting at which the director was present in person. Additional fees were paid to Drs. Boyer and Sanders and Ms. Reed for their roles on the Special Committee, as described in footnotes (3), (5), and (6) below.
(2)	These amounts reflect expense recognized by us in 2008 for a portion of the current and prior year option awards to directors. Reference is made to Note 3 “Employee Stock-Based Compensation” in our Form 10-K for the period ended December 31, 2008, filed with the SEC on February 20, 2009, which identifies assumptions made in the valuation of option awards in accordance with Financial Accounting Standards No. 123R (“FAS 123R”). In 2008, our independent directors were eligible to receive a stock option to purchase 10,000 shares of our Common Stock upon re-election to the Board at each Annual Meeting. In addition to the re-election grant, our independent directors are eligible to receive a stock option for the purchase of up to an additional 5,000 shares of Common Stock, based upon our performance against median peer company performance for the previous fiscal year. These options vest over a twelve-month period with half of the shares vesting on the six month anniversary of the grant date and the other half vesting monthly in equal installments over the remaining six months. New independent directors are eligible to receive a stock option to purchase 20,000 shares of our Common Stock upon first election to the Board. These options granted upon the first election vest twenty-five percent at the end over the first year and monthly thereafter for the remaining three years. Drs. Boyer and Sanders and Ms. Reed each were granted an option to purchase 15,000 of Common Stock on April 15, 2008, and such options are outstanding as of December 31, 2008. The grant date fair value of each such option computed in accordance with FAS 123R was $312,068.
(3)	Includes an annual retainer of $65,000, a retainer fee for Dr. Boyer’s role on the Audit Committee of $5,000, and fees of $23,000 for Board and Committee meetings attended. Also includes an additional retainer fee of $35,000 for his role on the Special Committee and additional fees of $60,000 for Special Committee meetings attended.
(4)	Genentech directors who serve on the Board as Roche representatives have declined any compensation for their service.
(5)

Includes an annual retainer of $65,000, a retainer fee for Ms. Reed’s role as chairperson for the Audit Committee of $20,000, and fees of $19,000 for Board and Committee meetings attended. Also includes an additional retainer fee for her role on the Special Committee of $35,000 and additional fees of $57,500 for Special Committee meetings attended.
(6)	Includes an annual retainer of $65,000, a retainer fee for Dr. Sanders’ role on the Audit Committee of $5,000, and fees of $24,000 for Board and committee meetings attended. Also includes an additional retainer fee for his role as chairperson for the Special Committee of $50,000, additional fees of $60,000 for Special Committee meetings attended, and fees of $5,000 for additional time spent on Special Committee matters.

Compensation information for our employee director, Dr. Levinson, is included in “Compensation of Named Executive Officers” beginning on page C-13.

EQUITY COMPENSATION PLAN INFORMATION

We show below information as of December 31, 2008 regarding our equity compensation plans under which our Common Stock is authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options $/share	Number of securities remaining available for future issuance (excluding securities reflected in first column)
Plans approved by stockholders
2004 Equity Incentive Plan(1)	30,106,854	79.34	48,864,237
1999 Stock Plan(1)	47,096,126	52.89	7,648,493
1994 Stock Option Plan	135,000	6.27	0	(2)
1990 Stock Option/Stock Incentive Plan	69,234	8.91	0	(2)
1991 Employee Stock Plan	(3)	(3)	1,898,485
All plans approved by stockholders	77,407,214	63.06	58,411,215
Plans not approved by stockholders	—	—	—

(1)	Up to a maximum of 20,000,000 shares that are currently available under the 1999 Stock Plan or that would have otherwise been returned to our 1999 Stock Plan on account of expiration or forfeiture of awards will be available for issuance under the 2004 Equity Incentive Plan.
(2)	We no longer grant stock options under our 1990 Stock Option/Stock Incentive Plan, 1994 Stock Option Plan, or our 1999 Stock Plan, but stock option grants remain outstanding under those plans.
(3)	Under the Company’s 1991 Employee Stock Plan, participants are permitted to purchase our Common Stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

Elements of Compensation

Base Salary

We pay base salaries to compensate our Chief Executive Officer, Chief Financial Officer, and our three additional most highly compensated executive officers (the “NEOs”) for performing specific job responsibilities. Base salaries represent a fixed portion of compensation and vary by position. Our base salary program for NEOs follows the same methodology used for all employees in terms of our benchmarking and positioning relative to the Comparator Group. The group of thirteen comparator companies is selected and approved by the Compensation Committee based on industry and scope (market capitalization and revenue) and consists of the following companies: Abbott Laboratories, Allergan, Inc., Amgen Inc., Biogen Idec Inc., Bristol-Myers-Squibb Company, Eli Lilly and Company, Genzyme Corporation, Gilead Sciences, Inc., Johnson & Johnson, Merck & Co., Inc., Pfizer Inc., Schering-Plough Corporation, Wyeth (the “Comparator Group”). We consider a broad set of factors in setting base salary for our NEOs including an individual’s current base salary, individual performance, total cash and total direct compensation as it compares to the market, and the relationship of pay to other senior officers in the Company.

The benchmarking process for our NEOs is conducted annually by the Company’s Human Resources Department and includes a review of aggregate compensation of each executive officer position. We use available proxy statement data developed by Mercer Human Resource Consulting (“Mercer”) and published compensation survey sources for this review and assessment.

The following objectives guided the Compensation Committee with respect to base salary:

Competitiveness: The Compensation Committee reviewed the competitive positioning of base pay for each of our NEOs against the base pay of similar jobs in our Comparator Group, regressed for our revenue size. Included in the review was the increase required to move each of our NEOs to the 50th percentile of market base pay, which is the desired base pay positioning on average for our entire employee population. The Compensation Committee also considered the competitive pay positioning of total cash and total compensation and the relationship of the base pay levels to the overall pay positioning. The base pay increase of each of our NEOs, except Dr. Levinson, resulted in a base pay level between the 44th and 55th percentile. Dr. Levinson declined a salary increase for the fourth year in a row, resulting in a base pay level at the 3rd percentile.

Corporate Performance is not a direct factor in the design and administration of our base salary.

Individual Performance: Each NEO’s overall performance is reviewed by the Compensation Committee. This review is done with the CEO for all other NEO positions, and by the Compensation Committee separately for the CEO.

Cost-effectiveness is considered in the design of our compensation programs in that we set our Company average base salary at market 50th percentile, placing an upward limit on our fixed compensation.

Equitable Compensation: The Compensation Committee reviewed the base pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope and individual performance.

Bonus

We choose to award bonuses in order to reward annual performance and bonuses are expressly linked to successful achievement of pre-specified annual corporate performance goals. Among all compensation to NEOs, bonuses provide the most direct link between compensation levels and annual corporate performance. Our bonus program for our NEOs is the same program as that utilized with our other employees. Bonuses are paid in cash.

Overall Bonus Pool Funding: Our bonus pool funding is based on an analysis of bonus funding levels as a percent of net income at our Comparator Group, as well as broader biotechnology and pharmaceutical companies (the “Bonus Pool Comparator Group”). Our bonus pool funding is composed of two parts — a base bonus pool and an incremental bonus pool. The base bonus pool, which is linked to performance of specific annual corporate objectives, targets the 50th percentile of net income percentage bonus pool contribution used by the Bonus Pool Comparator Group. The incremental bonus pool, which is linked to earnings per share (“EPS”) and operating revenue growth relative to the Comparator Group, targets up to the 75th percentile of net income percentage bonus pool contribution used by the Bonus Pool Comparator Group.

Corporate Performance Goals: The Compensation Committee approves annual performance goals generally at its December meeting for the subsequent fiscal year or at its February meeting for the current fiscal year. Our performance on these goals determines the amount of funds available in the bonus pool and if a bonus will be paid to all eligible employees, including NEOs. The Company does not have a separate set of performance goals for NEOs, but rather utilizes the same set of goals that apply to all Company employees. The table below identifies the corporate performance goals for the performance period January 1, 2008 through December 31,

2008, the percentage of base bonus linked to each base goal, the percentage of incremental bonus linked to each incremental goal, and whether the Company achieved each goal:

2008 BONUS GOALS

Financial/Corporate	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	30%	100%
Achieve targeted non-GAAP earnings per share* (“EPS”) or greater growth			Yes
—If 2008 EPS is less than 100% but greater than or equal to 97.3% of target then bonus amount is 80% of target bonus pool
—If 2008 EPS is less than 97.3% but greater than or equal to 94.3% of target then bonus amount is 50% of target bonus pool
Achieve specified pre-tax operating margin			Yes
Procurement, in collaboration with business, identifies and implements cost savings initiatives resulting in a specified amount in savings (capital plus expense) in 2008			Yes

Research & Development	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met

	35%	82.3%

Achieve targeted non-GAAP earnings per share* (“EPS”) or greater growth			Yes

Early Development: Addition of specified number of new molecular entities (“NMEs”) into early development by Q4 ‘08			Yes

New Development Projects: Addition of specified number of NMEs into development pipeline by Q4 ‘08			Yes

Achieve Phase I First Patient In in a specified number of studies by Q4 ‘08			Yes

Achieve Phase II First Patient In in a specified number of NMEs by Q4 ‘08			Yes

Enroll patients in specified clinical studies			Partially Met

Make Go/No Go decisions for specified molecules			Yes

Review and assess specified Phase III clinical data by Q2 ‘08			Yes

Submit a specified sBLA to the FDA by Q3 ‘08			Yes

Achieve Phase III First Patient In in a specified study by Q1 ‘08			Yes

Commercial	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	20%	90%
Achieve specified total net U.S. sales			Yes
—If U.S. sales are equal to or greater than a specified amount then bonus amount equals 100% of target
—If U.S. sales are equal or greater than a specified amount then bonus amount equals 80% of target
Achieve specified burdened brand expense			Yes
Roll out future reimbursement strategy			Yes
Implement Phase 2 of Commercial IT roadmap			Partially Met

Product Operations/Regulatory Quality Compliance	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	15%	70%
Acceptable regulatory agency inspections with no negative impact on our compliance status			Yes
Maintain a specified number of weeks of inventory of all products for a specified number of weeks of the year			Yes
Deliver at or below budgeted commercial cost of production			No
Hillsboro west coast distribution center operational by Q3 ‘08			Yes
Begin Singapore E. Coli plant (“ECP1”) engineering runs by Q4 ‘08			Yes
Achieve Operational Excellence Class A certification by Q4 ‘08			No
Establish accountability and key business processes by Q4 ‘08			Yes

2008 INCREMENTAL GOALS

Incremental Bonus	Percentage of Incremental Bonus	Percentage of Incremental Goals Achieved	Goal Met
*EPS growth vs. peer companies: up to $49.1 million for growth between peer median and 75th percentile	37.4%	28%	Partially Met
For each 1 percentile above median, $1.964 million added to pool
— 60th percentile (10 x $1.964 million)
— 75th percentile (25 x $1.964 million)
Operating revenue growth vs. peer companies: up to $49.1 million for growth between peer median and 75th percentile	37.4%	64%	Partially Met
For each 1 percentile above median, $1.964 million added to pool
— 60th percentile (10 x $1.964 million)
— 75th percentile (25 x $1.964 million)
Approval of Avastin in first line metastatic breast cancer	25.2%	100%	Yes
— Entire amount funded if achieve approval by 2/23/08
INCREMENTAL BONUS TOTAL:	100%	59.6%

*	For 2008, non-GAAP financial measures exclude the effects of: (i) recurring amortization charges related to the 1999 redemption of our common stock (Redemption) by Roche Holdings, Inc. and our 2007 acquisition of Tanox, Inc. (Tanox), (ii) costs incurred by the company on behalf of the Special Committee in connection with its review of the Roche proposal (Roche Proposal), as well as legal costs incurred in defense of the Special Committee and/or its individual members in shareholder lawsuits filed in connection with the Roche Proposal, (iii) the net litigation settlement related to the City of Hope (COH) judgment and additional costs accrued related to the COH contract dispute based on the status of negotiations between the parties on amounts owed for periods subsequent to the original court judgment rendered in 2002, (iv) employee stock-based compensation expense, (v) recurring recognition of deferred royalty revenue related to the acquisition of Tanox, (vi) non-recurring asset impairment charges related to the acquisition of Tanox, and (vii) the related income tax effects of excluding these items.

The corporate performance goals for bonus awards seek to balance the desire for immediate increase in earnings and improvement in other financial performance measures and the longer term goal of enhancing stockholder value by bringing to market many of the potential therapies in our research and development pipeline. Each performance goal associated with the base bonus pool has an associated dollar value which contributes to the overall bonus pool only if the goal is achieved. Not all performance goals are weighted equally. In 2008, based on performance against the corporate performance goals, 87.3% of the total potential base bonus pool funding was achieved and 59.6% of the total potential incremental bonus pool funding was achieved. In 2008, our target bonus pool based on Comparator Group median for our NEOs was $6.1 million. Based upon the achievement of our goals, $12.3 million was available for our NEOs’ bonus pool and based on the objectives considered by the Compensation Committee as described below, our NEOs were paid, in the aggregate, $9.4 million in bonuses.

Individual performance targets: Bonus targets, expressed as a percent of salary for the CEO and other NEOs, are set annually based on an evaluation of proxy statement data of the Comparator Group over the preceding five years to determine bonus percentages within competitive practice and are intended to correspond to 50th percentile bonus awards for the Comparator Group. The targets for the 2008 bonus were 167% of base salary for the CEO, 111% of base salary for the President, Product Development, and 94% of base salary for other NEOs. The bonus award percentage is applied to the greater of 2008 base salary or 2008 market median base salary (based on a composite of Comparator Group and survey data) to arrive at the bonus target. Subject to the Compensation Committee’s discretion otherwise, the CEO’s and other NEOs’ target bonus award, can range from 0 to 2.25 times market median bonus, depending on corporate and individual performance.

Bonuses awarded: The bonus awarded to our CEO and other NEOs was based on the Company’s performance against the corporate performance goals as described above and the Compensation Committee’s recognition that our CEO’s and NEOs’ performance in our achievement of those goals.

The following objectives guided the Compensation Committee with respect to awarding bonuses to our NEOs:

Competitiveness: The Compensation Committee reviewed the competitive positioning of annual bonus and total cash compensation (base salary plus annual bonus) for each of our NEOs against the pay of similar jobs in our Comparator Group, regressed for our revenue size. Included in the review was the annual bonus and total cash compensation at the 50th percentile up to 90th percentile using our Comparator Group’s five-year average bonus payouts as reported in annual proxy statements. Our annual performance relative to the Comparator Group is used to evaluate where along the continuum from the 50th to 90th percentile to set total cash compensation.

Corporate Performance: The corporate bonus pool, in which our NEOs participate, is funded by the attainment of goals that are approved by the Board of Directors as well as our financial performance in growth of operational revenue and earnings per share against our Comparator Group. The failure to achieve the goals would result in either a lower funding of the bonus pool or a lower payout.

Individual Performance: NEO performance is evaluated based on the extent to which the Company met its overall corporate goals and the extent to which an NEO helped contribute to the achievement of those goals. The Compensation Committee considered the achievement of corporate goals in determining NEO bonus amounts. This review is done with the CEO for all other NEO positions and by the Compensation Committee separately for the CEO.

Cost-effectiveness: The Compensation Committee reviews the cost-effectiveness of our bonus program to ensure resources are allocated in a manner that supports our business objectives. This is done in two ways. First, the overall funding of our bonus pool is based on an analysis of funding levels as a percent of net income at our Comparator Group, and our bonus pool is therefore funded as a percent of our net income. Second, the funding of our bonus pool is in part tied to the financial performance of the Company, specifically growth in operating revenue and earnings per share as measured against our Comparator Group.

Equitable Compensation: The Compensation Committee reviewed the bonus and total cash pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope and individual performance.

Both management and the Compensation Committee considered the likelihood or probability of the achievement of target levels of performance when recommending and approving, respectively, the performance targets and target bonuses. At the time the performance goals were set, the Compensation Committee believed that the goals would be challenging and difficult but achievable with significant effort and success in executing the Company’s strategy.

The corporate goals and associated bonus target amounts for January 1, 2009 to December 31, 2009 performance period fall into the following four categories, weighted as indicated: (i) corporate/financial goals, including growth in earnings per share and achievement of an operating margin target (30%); (ii) research and development goals relating to new molecular entities, patient enrollment, regulatory filings and the advancement of certain clinical trials (35%); (iii) commercial goals relating to product sales, expenses and reimbursement (20%) and (iv) product manufacturing and regulatory goals relating to regulatory inspections, inventory levels, facility licensure, qualification batches, production costs and facility operations (15%). An additional amount may be added to the bonus pool if we achieve certain earnings per share growth and operating revenue growth that are above the median of those same financial measures for our Comparator Group. Because the Company is currently working towards the 2009 goals, the bonus payments to be made in 2010 for the 2009 goals are not determinable at this time.

Stock Options

Stock option awards are intended to align the interests of our NEOs with those of our stockholders and to motivate our NEOs with respect to the Company’s long term performance. Genentech did not provide an annual grant to NEOs and other employees in 2008 and instead adopted a broad-based retention program to address employee concerns created by the Roche proposal. New hire grants have continued as usual throughout 2008.

Eligible Persons: All regular, full-time employees are eligible to receive stock options under the Genentech, Inc. 2004 Equity Incentive Plan (the “2004 Equity Incentive Plan”), including our NEOs. We currently grant only non-qualified stock options to our NEOs and other employees. We do not have equity ownership guidelines for our NEOs.

Timing of Grants and Exercise Price: With the exception of 2008, as noted above, annual grants are awarded each September to NEOs and other designated employees at the regularly scheduled meeting of the Compensation Committee. The exercise price for these grants is equal to the closing fair market value of our Common Stock on the date the Compensation Committee approves the grant. New-hire grants are typically provided as part of a NEO’s offer package. The Compensation Committee approves new-hire stock option awards for NEOs as well as other executive officers, and has delegated the authority to the Chairman to approve all other new-hire stock option awards. For nonexecutive officers and other employees who receive grants as new hires, it is our process to grant stock options on or shortly after the first day of their employment, with the grant date based on the date of approval by the Chairman. Given that both annual and new-hire grants to NEOs are made using a fixed-date approach, the Compensation Committee does not consider the release or possession of material non-public information in determining grant dates. Annual and new-hire option grants typically vest over four years, with the first 25 percent vesting one year from the date of the grant, and the remaining shares vesting monthly over the following 36 months.

Option Pool: The annual option pool for Genentech is determined in July and approved by the Compensation Committee in September. The overall pool size is defined as the sum of all employee grant targets for our annual program and anticipated grant targets for new hires the following year. Grant targets are a dollar value expressed as a percentage of base salary based on market benchmarking with our Comparator Group, as well as broader biotechnology and pharmaceutical companies (the “Stock Option Pool Comparator Group”). All employees within a job level are assigned the grant value equal to a percent of salary, with conversion to options based on Black-Scholes assumptions.

Individual Grants: The Compensation Committee determines annual grants for NEOs by first reviewing proposed target grants based on the competitive benchmarking of the fair value of annual long-term incentives awarded to NEOs of the Comparator Group over the past three years. The final award size is based on the Compensation Committee’s evaluation of a variety of factors such as the retention value of the options to be granted, the individual’s performance as measured by the success of the Company, the individual’s expected future contributions, and total cash and total direct compensation levels for our NEOs.

The following objectives guide the Compensation Committee with respect to stock options:

Competitiveness: The annual pool is determined by the sum of all employee grant targets, where targets are determined by job level based on competitive benchmarking with the Stock Option Pool Comparator Group. The target amounts for NEOs were established via a review of the total long-term incentives from the median to the 90th percentile, including stock option grants, full value shares and other long-term cash compensation made by our Comparator Group to their respective NEOs over the last three years.

Corporate Performance: The Compensation Committee does not directly analyze corporate performance to determine stock option awards. However, these awards are intended to motivate NEOs for future performance and align the interest of our NEOs with those of our stockholders.

Individual Performance: Since two primary purposes of stock options are retention and performance, the Compensation Committee considers the overall performance of each NEO in terms of their roles and responsibilities, their potential of future performance and the value to the Company in retaining them. This grant award is decided with the CEO for other NEO positions and by the Compensation Committee separately for the CEO.

Cost-effectiveness: As stock options are considered an expense under FAS 123R, the impact of the stock option expense on earnings is considered when determining the overall size of the option pool.

Equitable Compensation: The Compensation Committee reviews the equity pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope, individual performance and future potential.

Retention Value/Total Cash and Total Compensation Levels: Long-term incentives receive the heaviest weighting in the pay mix of our NEOs (more than 50% of their total compensation) as the Compensation Committee believes this is the best vehicle for driving long-term performance, aligning incentives with stockholder interests and providing a retention incentive for NEOs.

Retention and Severance Plans

On August 18, 2008, the Special Committee (the “Special Committee”) of the Board of Directors of Genentech adopted a broad-based retention program to address employee concerns created by the proposal of Roche Holding Ltd. to acquire the shares of Genentech not owned by Roche. The Special Committee received input from the Company and an outside compensation advisor with respect to the program. The Company’s Board of Directors, including the Roche representatives, had previously granted the Special Committee authority to implement such a program. The retention program is composed of two retention plans and two severance plans that together cover substantially all employees of the Company, including Genentech’s NEOs. The Special Committee used a compensation consultant, Frederic W. Cook & Co., Inc (“Frederic W. Cook”), to assist in determining the appropriate retention and severance programs.

Retention Plan

Each of Genentech’s NEOs, as well as the Company’s other officers, is eligible to participate in the Genentech, Inc. Executive Retention Plan (the “Executive Retention Plan”). The retention plans for both employees and executives were implemented in lieu of the 2008 annual stock option program. The aggregate size of the retention plans for both employees and officers is approximately $375 million in cash (assuming all employees remain to receive their full payment). The cash amount is approximately equal to the value of the stock options which were expected to be granted in the Company’s 2008 option grant program, calculated using the methodology used in the Company’s financial statements to value options (Black-Scholes) and applying a discount rate. The discount rate reflects the earlier payment dates of the retention bonus, as described below, relative to the vesting schedule which would have applied to the planned option grants.

The retention bonus under the Executive Retention Plan is based on an NEO’s job level. If a merger of the Company with Roche or an affiliate of Roche has not occurred on or before June 30, 2009, then 100% of the retention bonus will be paid on June 30, 2009, subject to the NEO remaining employed by the Company on that date. If a merger of the Company with Roche or an affiliate of Roche has occurred on or before June 30, 2009, then the timing of the retention bonus payout will depend on whether vesting is accelerated for outstanding stock options in connection with the merger. If vesting is not accelerated with respect to 100% of the Company’s then outstanding unvested options in connection with the merger, then 100% of the retention bonus will be paid on the completion of the merger, subject to the employee remaining employed by the Company on the date the merger is completed. If vesting is accelerated with respect to 100% of the Company’s then outstanding unvested stock options in connection with the merger, then 50% of the retention bonus will be paid on the completion of the merger, and the remaining 50% will be paid on the first anniversary of the completion of the merger, subject to the employee remaining employed by the Company on those dates. Please see “Grants of Plan-Based Awards in 2008” for detailed information on retention bonus amounts for each NEO.

In addition, in the event of a merger of the Company with Roche or an affiliate of Roche, an NEO who is terminated without “cause” or resigns with “good reason” (within three months of the initial existence of the condition or event that constitutes “good reason”) will be entitled to receive any remaining unpaid retention bonus upon such termination. Please see the definitions of “cause” and “good reason” under the description of the Executive Severance Plan within Potential Payments Upon Termination or Change-In-Control. However, if such payment would be subject to Section 409A of the Internal Revenue Code, such payment will be delayed until the first payroll date that occurs after six months and one day following termination.

The following objectives guided the Special Committee with respect to the Executive Retention Plan amounts:

Competitiveness: The Special Committee reviewed the competitive nature of the retention plans with Frederic W. Cook, the consulting firm retained by the Special Committee. Frederic W. Cook provided data from our comparator companies and companies which have experienced similar corporate transaction situations so that the program was designed in a competitive fashion. The Special Committee also reviewed the target Black-Scholes value of stock option grants for all employee job levels, including NEO’s. This value provided the basis for the retention bonus amounts and is based on competitive benchmarking with our Stock Option Pool Comparator Group. Frederic W. Cook also participated in the Special Committee’s review of the proposed plan to validate its competitiveness with the market.

Corporate Performance/Individual Performance: Potential payouts under the retention plans are based on job category and job level rather than corporate or individual performance. However, employees on a Company performance improvement plan at the time of payout are not eligible to participate under the retention plans.

Cost-effectiveness: The Special Committee determined that the retention plans provided a cost-effective mechanism to retain employees in the absence of the stock option program. The design of the Executive Retention Plan incorporated a discount rate applied to the value that would otherwise be offered through the stock option program. The Special Committee also reviewed the net cost of the retention program in conjunction with the potential cost of the severance program, and the retention program’s affect on earnings.

Equitable Compensation: The Special Committee reviewed the total compensation for each of our NEOs, including presumed payouts under the Executive Retention Plan. This review included the pay relationship between the NEOs and other employee job levels, taking into consideration job scope. In line with Genentech’s philosophy of providing all employees the opportunity to participate in our compensation plans, the retention program is broad based and substantially all employees as of August 18, 2008 are eligible to participate.

Retention Value/Total Compensation: In determining the retentive value of the Executive Retention Plan, the Special Committee reviewed market data on retention plans for companies in similar corporate transaction situations, and were advised as to standard market practices by Frederic W. Cook. The Special Committee also reviewed the target Black-Scholes value of the stock options that were not granted under the Company’s 2008 stock option program, which was the basis for the retention bonus amount and is based on competitive benchmarking with our Stock Option Pool Comparator Group. The Special Committee also considered the amounts of the retention payments in line with the total compensation being delivered to the NEO’s through the period of the Executive Retention Plan. Based on the data reviewed, the Special Committee believed the value of the retention bonus was an appropriate amount to retain employees, including NEOs, until either the close of a merger with Roche or until June 30, 2009.

Severance Plan

The Genentech, Inc. Executive Severance Plan (the “Executive Severance Plan”) entitles officers employed with the Company to receive specified payments and benefits if they are terminated without “cause” or resign for “good reason” (within three months of the initial existence of the condition or event that constitutes “good reason”) within 18 months following a merger with Roche or an affiliate of Roche. Please see the definitions of “cause” and “good reason” under the description of the Executive Severance Plan within Potential Payments Upon Termination or Change-In-Control. Under the Executive Severance Plan, the CEO will be entitled to severance payment of three time’s base salary and the average of the prior three years’ bonus. All other NEOs will be entitled to two times base salary and the average of the prior three years’ bonus. In addition, participants in the Executive Severance Plan will be entitled to:

•	Accelerated vesting of all stock options granted by the Company and outstanding as of the severance date.

•	Continued medical group health and dental plan coverage. For Dr. Levinson, coverage will be for three years. For all other NEOs, coverage will be for two years.

•	Reimbursement for reasonable outplacement services not to exceed 180 days following the NEO’s severance date.

•	Reimbursement of legal fees and expenses incurred by the NEO in successfully enforcing rights under the Plan.

Please see the detailed description of the Executive Severance Plan within Potential Payments Upon Termination or Change-In-Control for additional information.

The following objectives guided the Special Committee with respect to the Executive Severance Plan amounts:

Competitiveness: The Special Committee reviewed the competitive nature of the Executive Severance Plan with Frederic W. Cook, the consulting firm retained by the Special Committee. Frederic W. Cook provided data from our comparator companies and companies which have experienced similar corporate transaction situations so that the program was designed in a competitive fashion. Frederic W. Cook also participated in the Special Committee’s review of the proposed plan to validate its competitiveness with the market.

Corporate Performance: Corporate performance was not a factor in the design of the Executive Severance Plan.

Individual Performance: Individual performance was not a factor in the design of the Executive Severance Plan.

Cost-effectiveness: The Special Committee reviewed the potential cost of the Executive Severance Plan in conjunction with the cost of the entire retention program.

Equitable Compensation: The Special Committee reviewed the total compensation of each of our NEOs, including presumed severance payouts under the Executive Severance Plan, and the pay relationship between the NEOs and other employee job levels, taking into consideration job scope. In line with Genentech’s philosophy of providing all employees the opportunity to participate in our compensation plans, the severance portion of the retention program is broad based and substantially all employees can participate.

Retention Value/Total Compensation: In determining the retentive value of the Executive Severance Plan, the Special Committee reviewed market data on the design and payout structure of Executive Severance Plans for companies in similar corporate transaction situations and were advised as to standard market practices by Frederic W. Cook. The Special Committee also reviewed the payouts from the Executive Severance Plan in line with the total compensation being delivered to the NEOs and whether or not the payouts would provide a sufficient value to retain the NEOs through the close of a potential merger. Based on the data reviewed, the Special Committee believed the potential value delivered by the Executive Severance Plan was an appropriate amount to retain employees, including NEOs, through the potential close of a merger with Roche.

Benefit Programs

We choose to offer our health, welfare, stock purchase and retirement programs in order to provide all employees with a level of health and financial security. However, we may offer different benefits to our employees outside the U.S., in accordance with local laws and practices. Our benefits are intended to differentiate Genentech as an employer of choice in attracting and retaining employees. Our benefit programs for NEOs include the following components: medical, dental, vision, the executive medical plan, the employee stock purchase plan, life and accidental death and dismemberment insurance, short-term disability, long-term disability, employee assistance program, counseling and resource services, flexible spending accounts, paid time off, pre-tax commuter benefits, discounted services (home, auto, legal and long-term care insurance), certain security services, the Genentech, Inc. Tax Reduction Plan (the “401(k)”) and the Genentech, Inc. Supplemental Plan (the “Supplemental Plan”). Genentech sets its benefits at competitive levels after benchmarking our programs against comparator companies on an annual basis. Additionally, we use standard business practices to assure that benefits are provided in the most cost-effective manner.

The following objectives guided the Compensation Committee with respect to benefit programs:

Competitiveness: We regularly review the market competitiveness of our benefit programs, from both a prevalence and cost perspective. In the past the Board of Directors has reviewed proposed changes to our 401(k) plan in light of the related market competitive data.

Corporate Performance: Corporate performance is not a direct factor in the design and administration of our benefit programs; however, we do consider the impact of benefits expense on Company financial performance and carefully evaluate our programs to manage that expense.

Individual Performance is not a direct factor in the design and administration of our benefit programs.

Cost-effectiveness: We work with consultants to limit our program costs, and use competitive bidding for certain programs such as our employee medical plan. In some cases, we conduct focus groups to determine whether we are allocating our benefit dollars in an economical manner.

In general, Genentech provides the same benefit programs to all regular U.S. employees within the Company. Benefits outside the U.S. may vary in accordance with local law and practice. Benefit programs available to NEOs but not available to all regular, full-time U.S. employees include the Executive Medical Program, an annual comprehensive medical examination for our officers, staff scientists and certain other senior scientists; and home security services, which are provided for certain of our executive officers. Additionally, the Company maintains a Supplemental Plan, a nonqualified supplemental employee retirement plan that operates in parallel with the 401(k) Plan, and in which we credit each eligible participant with an amount equal to the additional contributions that he or she would have received under the 401(k) Plan, assuming that he or she had been allowed to participate in the 401(k) Plan without regard to certain Code limits on eligible compensation and contribution amounts. Under the Supplemental Plan, participants may receive up to 7% of their eligible compensation in excess of the Code’s annual compensation limit. The Supplemental Plan benefits those employees, including NEOs, whose cash compensation exceeds the Code limit on eligible compensation for 401(k) contributions.

We do not currently provide change of control or employment agreements for our NEOs, with the exception of the Executive Severance Plan.

CEO Compensation

The Compensation Committee uses the same methodology in determining the bonus and equity awards for all NEOs, including Dr. Levinson, based on market data, Company performance, and individual performance. The Compensation Committee recommended a corporate bonus award for Dr. Levinson in 2008. However, the Compensation Committee did not recommend an equity award because the Company’s 2008 stock option program was replaced with a with a broad-based retention program. The Executive Retention Plan bonus amount for Dr. Levinson was recommended by the Special Committee.

The Compensation Committee annually reviews the recommended target awards for each of our NEOs based on proxy data of our Comparator Group, which are regressed to reflect our revenue. The values of the corporate bonus and the retention bonus amount recommended for Dr. Levinson were two to four times the values of the corporate bonus and retention bonus amounts recommended for other NEOs. The difference in the corporate bonus is consistent with the Comparator Group. The difference in the retention bonus amount recommendations is consistent with the difference in equity award values of the Comparator Group, which was the basis for determining the retention bonus amounts. The Compensation Committee determined the final corporate bonus amount and the Special Committee determined the final retention bonus amount.

After reviewing the target for the corporate bonus, the Compensation Committee determined Dr. Levinson’s final award taking into account market data, Company performance, individual performance, Dr. Levinson’s contributions to the Company, the methodology used to determine the bonuses of the other NEOs and the relative size of the bonus award compared to the bonuses of the other NEOs. The Compensation Committee decided to increase Dr. Levinson’s 2008 bonus payout by 30 percent, given that he had not received a salary increase for the past 4 years, and has not received a bonus increase for the past 2 years. Dr. Levinson’s base pay will remain unchanged at the 3rd percentile of his peers, based on the Comparator Group. The resulting bonus payment brings Dr. Levinson to the 45th percentile of the Comparator Group in total compensation. The Special Committee determined the final retention bonus amount taking into account market data, the retentive value of the bonus, and the size of the retention bonus amount compared to the bonuses of the other NEOs. In determining the value of the retention bonus, the Special Committee reviewed market data on retention plans for companies in similar corporate transaction situations, as provided by Frederic W. Cook. The Special Committee also reviewed the target Black-Scholes value of a stock option grant to Dr. Levinson, which was the basis for the retention bonus amount and is based on competitive benchmarking with our Comparator Group. Based on the data reviewed, the Special Committee believed the value of the retention bonus was an appropriate amount to retain Dr. Levinson until either the close of a corporate transaction with Roche or until June 3, 2009.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following information outlines the compensation paid to our Named Executive Officers, including salary, bonuses, stock options and other compensation for the fiscal year ended December 31, 2008:

SUMMARY COMPENSATION TABLE FOR 2008

Name and Principal Position	Year	Salary ($)(1)	Bonus (2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation $(4)	All Other Compensation ($)(5)	Total ($)
Arthur D. Levinson, Chief Executive Officer	2008 2007 2006	995,000 995,000 995,000	— — —	12,854,548 14,080,700 12,960,490	3,551,000 2,725,000 2,725,000	222,514(6) 411,061(7) 443,535(8)	17,579,181 18,211,761 17,124,025

David A. Ebersman, Executive Vice President and Chief Financial Officer	2008 2007 2006	586,333 503,833 439,583	— — —	3,079,913 3,105,108 2,653,853	1,000,000 920,000 870,000	105,443(9) 96,168(10) 67,311(11)	4,771,689 4,625,109 4,030,747

Susan D. Desmond-Hellmann, President, Product Development	2008 2007 2006	725,666 664,833 625,000	— — —	5,812,772 6,407,740 5,980,631	1,325,000 1,200,000 1,100,000	94,398(12) 88,774(13) 114,511(14)	7,957,352 8,361,347 7,820,142

Richard H. Scheller, Executive Vice President, Research and Chief Scientific Officer	2008 2007 2006	592,000 537,000 475,833	— — —	3,279,773 3,730,206 3,613,032	900,000 820,000 780,000	57,840(15) 52,349(16) 123,914(17)	4,829,613 5,139,555 4,992,779

Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	2008 2007 2006	564,833 514,625 455,833	— — —	3,279,773 3,730,206 3,613,032	820,000 780,000 750,000	106,511(18) 64,070(19) 77,475(20)	4,771,117 5,088,901 4,896,340

(1)	Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company’s 401(k) Plan established under Section 401(k) of the Code.
(2)	The Company’s cash bonuses are paid under an incentive plan and therefore are reported in the column “Non-Equity Incentive Plan Compensation.”
(3)	Reference is made to Note 3 “Retention Plans and Employee Stock-Based Compensation” in our Form 10-K for the period ended December 31, 2008, filed with the SEC on February 20, 2009, which identifies assumptions made in the valuation of option awards in accordance with FAS 123R. The Company’s stock-based compensation expense recognized under FAS 123R reflects awards ultimately expected to vest and an estimated forfeiture rate of 5% in 2008. The vested option expense recognized in the “Option Awards” column above does not reflect such expected forfeitures.
(4)	For a description of the non-equity incentive plans see discussion following “Grants of Plan Based Awards in 2008.”
(5)

Amounts include employer contributions credited under Genentech’s 401(k) Plan and Supplemental Plan (a non-qualified plan that operates in parallel with the 401(k) Plan) as well as interest earned under the Supplemental Plan. Under the 401(k) Plan, which is open to substantially all of our U.S. employees, we make matching contributions based on each participant’s voluntary salary deferrals, subject to plan and Code limits. In addition, we make a contribution for each eligible employee equal to 2% of his or her eligible compensation, subject to plan and Code limits. Under the Supplemental Plan, we generally will credit each eligible participant with an amount equal to the additional contributions that he or she would have received under the 401(k) Plan, assuming that he or she had been allowed to participate in the 401(k) Plan without regard to certain Code limits on eligible compensation and contribution amounts.
(6)	Includes $16,100 in Company contributions under the 401(k) Plan, $108,050 in Company contribution credits under the Supplemental Plan, $54,484 in earnings under the Supplemental Plan, and $43,880 in security services at Dr. Levinson’s personal residence in 2008.
(7)	Includes $15,750 in Company contributions under the 401(k) Plan, $244,650 in Company contribution credits under the Supplemental Plan, $53,286 in earnings under the Supplemental Plan, and $97,375 in security services at Dr. Levinson’s personal residence in 2007.
(8)	Includes $15,400 in Company contributions under the 401(k) Plan and $194,250 in Company contribution credits under the Supplemental Plan, $42,268 in earnings under the Supplemental Plan, and $191,617 in security services at Dr. Levinson’s personal residence in 2006.
(9)	Includes $16,100 in Company contributions under the 401(k) Plan and $89,343 in Company contribution credits under the Supplemental Plan. Mr. Ebersman’s Supplemental Plan investment option had a negative rate of return in 2008.
(10)	Includes $15,750 in Company contributions under the 401(k) Plan and $80,418 in Company contribution credits under the Supplemental Plan.
(11)	Includes $15,400 in Company contributions under the 401(k) Plan, $47,571 in Company contribution credits under the Supplemental Plan and $4,340 in earnings under the Supplemental Plan.
(12)	Includes $16,100 in Company contributions under the 401(k) Plan, $58,697 in Company contribution credits under the Supplemental Plan, $19,117 in earnings under the Supplemental Plan, and an additional amount for transportation credits.
(13)	Includes $15,750 in Company contributions under the 401(k) Plan, $52,788 in Company contribution credits under the Supplemental Plan, and $20,236 in earnings under the Supplemental Plan.
(14)	Includes $15,400 in Company contributions under the 401(k) Plan, $83,510 in Company contribution credits under the Supplemental Plan, and $15,601 in earnings under the Supplemental Plan.
(15)	Includes $16,100 in Company contributions under the 401(k) Plan and $41,740 in Company contribution credits under the Supplemental Plan. Dr. Scheller’s Supplemental Plan investment option had a negative rate of return in 2008.
(16)	Includes $15,750 in Company contributions under the 401(k) Plan and $37,440 in Company contribution credits under the Supplemental Plan.
(17)	Includes $15,400 in Company contributions under the 401(k) Plan, $54,938 in Company contribution credits under the Supplemental Plan, $5,259 in earnings under the Supplemental Plan, $30,000 in loan forgiveness, $881 in imputed interest in connection with the loan, and $17,436 gross-up for taxes in connection with the loan forgiveness and imputed interest.
(18)	Includes $16,100 in Company contributions under the 401(k) Plan, $78,038 in Company contribution credits under the Supplemental Plan, and $12,373 in earnings under the Supplemental Plan.
(19)	Includes $15,750 in Company contributions under the 401(k) Plan, $35,274 in Company contribution credits under the Supplemental Plan and $13,046 in earnings under the Supplemental Plan.
(20)	Includes $15,400 in Company contributions under the 401(k) Plan, $51,928 in Company contribution credits under the Supplemental Plan and $10,147 in earnings under the Supplemental Plan.

GRANTS OF PLAN-BASED AWARDS IN 2008

The following information sets forth grants of plan-based awards made to the Named Executive Officers during the fiscal year ended December 31, 2008.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)		Maximum ($)
Arthur D. Levinson, Chief Executive Officer	0	11,165,578	(2)	14,200,925	(7)
David A. Ebersman, Executive Vice President and Chief Financial Officer	0	3,361,854	(3)	4,151,046	(8)
Susan D. Desmond-Hellmann, President, Product Development	0	5,403,527	(4)	6,423,935	(9)
Richard H. Scheller, Executive Vice President, Research and Chief Scientific Officer	0	3,292,453	(5)	3,994,893	(10)
Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	0	3,305,846	(6)	4,025,028	(11)

The amounts identified in the table above are derived from two non-equity incentive programs, the retention program and the corporate bonus program.

(1)	This table provides information on the corporate bonuses granted for the 2008 fiscal year. The specific corporate bonus payouts are reported in “Summary Compensation Table for 2008”, above. Information for the 2009 corporate bonus program cannot be determined at this time.
(2)	Includes $8,737,300 for the retention bonus under the Executive Retention Plan and $2,428,278 for the corporate bonus target payment under the Company’s corporate bonus program.
(3)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $631,354 for the corporate bonus target payment under the Company’s corporate bonus program.
(4)	Includes $4,587,200 for the retention bonus under the Executive Retention Plan and $816,327 for the corporate bonus target payment under the Company’s corporate bonus program.
(5)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $561,953 for the corporate bonus target payment under the Company’s corporate bonus program.
(6)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $575,346 for the corporate bonus target payment under the Company’s corporate bonus program.
(7)	Includes $8,737,300 for the retention bonus under the Executive Retention Plan and $5,463,625 for the corporate bonus maximum payment under the Company’s corporate bonus program.
(8)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $1,420,546 for the corporate bonus maximum payment under the Company’s corporate bonus program.
(9)	Includes $4,587,200 for the retention bonus under the Executive Retention Plan and $1,836,735 for the corporate bonus maximum payment under the Company’s corporate bonus program.
(10)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $1,264,393 for the corporate bonus maximum payment under the Company’s corporate bonus program.
(11)	Includes $2,730,500 for the retention bonus under the Executive Retention Plan and $1,294,528 for the corporate bonus maximum payment under the Company’s corporate bonus program.

With respect to the corporate bonus program, for fiscal year 2008, the Compensation Committee set specific corporate targets and goals in the five categories as described in the tables included in the “Bonus” section of “Compensation Discussion and Analysis” above. With respect to the retention bonus program, for fiscal 2008, the Special Committee examined the Company’s compensation objectives as they related to each NEO’s total compensation as described in the “Retention Plan” section of “Compensation Discussion and Analysis”, above.

The Executive Retention Plan was adopted as part of the Company’s broad-based program after the proposal by Roche Holding Ltd. to acquire the shares of the Company not owned by Roche. The Executive Retention Plan provides for retention bonuses payable to eligible employees, including the Company’s NEOs, upon a merger of the Company with Roche or an affiliate of Roche. However, if such a merger has not occurred on or before June 30, 2009, then 100% of the retention bonus will be paid on June 30, 2009, subject to the employee remaining employed by the Company on that date. If a merger of the Company with Roche or an affiliate of Roche has occurred on or before June 30, 2009, then the timing of the retention bonus payout will depend on whether vesting is accelerated for outstanding stock options in connection with the merger. If vesting is not accelerated with respect to 100% of the Company’s then outstanding unvested options in connection with the merger, then 100% of the retention bonus will be paid on the completion of the merger, subject to the employee remaining employed by the Company on the date the merger is completed. If vesting is accelerated with respect to 100% of the Company’s then outstanding unvested stock options in connection with the merger, then 50% of the retention bonus will be paid on the completion of the merger, and the remaining 50% will be paid on the first anniversary of the completion of the merger, subject to the employee remaining employed by the Company on those dates.

The cash amount is approximately equal to the value of the stock options which were expected to be granted in the Company’s 2008 option grant program, calculated using the methodology used in the Company’s financial statements to value options (Black-Scholes) and applying a discount rate. The discount rate reflects the earlier payment dates of the retention bonus, as described above, relative to the vesting schedule which would have applied to the planned option grants.

In addition, in the event of a merger of the Company with Roche or an affiliate of Roche, an NEO who is terminated without “cause” or resigns with “good reason” (within three months of the initial existence of the condition or event that constitutes “good reason”) will be entitled to receive any remaining unpaid retention bonus upon such termination. Please see the definitions of “cause” and “good reason” under the description of the Executive Severance Plan within Potential Payments Upon Termination or Change-In-Control. However, if such payment would be subject to Section 409A of the Internal Revenue Code, such payment will be delayed until the first payroll date that occurs following six months and one day following termination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following information outlines outstanding equity awards held by the Named Executive Officers as of December 31, 2008. All information in this 14D-9 relating to the number of shares and price per share of our Common Stock give effect to the November 1999, October 2000 and May 2004 two-for-one splits of our Common Stock.

	Option Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/sh)	Option Expiration Date
Arthur D. Levinson, Chief Executive Officer	07/16/1999	689,304(1)	0(1)	12.13	07/16/2009
	09/20/2000	720,000(2)	0(2)	40.99	09/20/2010
	09/26/2001	720,000(2)	0(2)	20.90	09/26/2011
	09/12/2002	900,000(2)	0(2)	14.28	09/12/2012
	09/11/2003	640,000(2)	0(2)	42.05	09/11/2013
	09/23/2004	900,000(2)	0(2)	53.23	09/23/2014
	09/23/2005	572,812(2)	132,188(2)	85.83	09/23/2015
	09/20/2006	281,250(3)	218,750(3)	79.17	09/20/2016
	09/20/2007	125,000(3)	275,000(3)	79.55	09/20/2017
	*

David A. Ebersman, Executive Vice President and Chief Financial Officer	09/26/2001	106,400(2)	0(2)	20.90	09/26/2011
	09/12/2002	180,000(2)	0(2)	14.28	09/12/2012
	09/11/2003	132,000(2)	0(2)	42.05	09/11/2013
	09/23/2004	150,000(2)	0(2)	53.23	09/23/2014
	09/23/2005	127,968(2)	29,532(2)	85.83	09/23/2015
	09/20/2006	75,937(3)	59,063(3)	79.17	09/20/2016
	09/20/2007	39,062(3)	85,938(3)	79.55	09/20/2017
	*

Susan D. Desmond-Hellmann, President, Product Development	09/20/2000	362,808(2)	0(2)	40.99	09/20/2010
	09/26/2001	175,000(2)	0(2)	20.90	09/20/2011
	09/11/2003	360,000(2)	0(2)	42.05	09/11/2013
	09/23/2004	360,000(2)	0(2)	53.23	09/23/2014
	09/23/2005	243,750(2)	56,250(2)	85.83	09/23/2015
	09/20/2006	135,000(3)	105,000(3)	79.17	09/20/2016
	09/20/2007	65,625(3)	144,375(3)	79.55	09/20/2017
	*

Richard H. Scheller, Executive Vice President, Research and Chief Scientific Officer	09/23/2004	12,500(2)	0(2)	53.23	09/23/2014
	09/23/2005	134,062(2)	30,938(2)	85.83	09/23/2015
	09/20/2006	75,937(3)	59,063(3)	79.17	09/20/2016
	09/20/2007	39,062(3)	85,938(3)	79.55	09/20/2017
	*
Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	09/20/2000	113,320(2)	0(2)	40.99	09/20/2010
	09/26/2001	132,312(2)	0(2)	20.90	09/26/2011
	09/11/2003	200,000(2)	0(2)	42.05	09/11/2013
	09/23/2004	200,000(2)	0(2)	53.23	09/23/2014
	09/23/2005	134,062(2)	30,938(2)	85.83	09/23/2015
	09/20/2006	75,937(3)	59,063(3)	79.17	09/20/2016
	09/20/2007	39,062(3)	85,938(3)	79.55	09/20/2017
	*

*	Genentech did not provide an annual grant to NEOs in 2008 and instead adopted a broad-based retention program.

(1)	The options were granted pursuant to the Genentech, Inc. 1999 Stock Plan and vested monthly during the 36-month period from the grant date.
(2)	The options were granted pursuant to the Genentech, Inc. 1999 Stock Plan and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming no change in employment with the Company.
(3)	The options were granted pursuant to the Genentech, Inc. 2004 Equity Incentive Plan and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming no change in employment with the Company.

OPTION EXERCISES AND STOCK VESTED

The following information sets forth stock options exercised by the Named Executive Officers as of December 31, 2008.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Arthur D. Levinson, Chief Executive Officer	90,000	6,182,244
David A. Ebersman, Executive Vice President and Chief Financial Officer	0	0
Susan D. Desmond-Hellmann, President, Product Development	125,000	7,256,760
Richard H. Scheller, Executive Vice President, Research and Chief Scientific Officer	37,500	850,248
Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	111,220	4,137,344

(1)	Represents the excess of the fair market value of the shares exercised on the exercise date over the aggregate exercise price of such shares.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2008

The following information outlines the non-qualified deferred compensation given to the Named Executive Officers as of December 31, 2008.

Name	Executive Contributions for Last FY ($)	Company Contributions for Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Arthur D. Levinson, Chief Executive Officer	0	108,050	54,484		0	1,458,883
David A. Ebersman, Executive Vice President and Chief Financial Officer	0	89,343	(78,191	)(4)	0	143,420
Susan D. Desmond-Hellmann, President, Product Development	0	58,697	19,117		0	512,353
Richard H. Scheller, Executive Vice President, Research and Chief Scientific Officer	0	41,740	(74,070	)(4)	0	130,955
Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	0	78,038	12,373		0	331,603

(1)	Amounts consist of employer contributions credited under the Supplemental Plan in early 2009 for fiscal year 2008. Under the Supplemental Plan, we generally will credit each eligible participant with an amount equal to the additional employer contributions that he or she would have received under the 401(k) Plan, assuming that he or she had been allowed to participate in the 401(k) Plan without regard to certain Code limits on eligible compensation and contribution amounts. Company contributions to the Supplemental Plan for Named Executive Officers are also included in the Summary Compensation Table as “All Other Compensation”.
(2)	Each participant’s Supplemental Plan account earned interest at the current 10-year Treasury bill rate, the rate of return of the S&P 500 Index, or both, depending on the investment election made by the participant.
(3)	Amounts do not include the contributions identified in “Company Contributions for Last FY” as such contributions were made in early 2009 (for fiscal year 2008).
(4)	Mr. Ebersman’s and Dr. Scheller’s Supplemental Plan investment option had a negative rate of return in 2008.

Potential Payments Upon Termination or Change-In-Control

Severance Plan

The Executive Severance Plan was adopted as part of the Company’s broad-based program after the proposal by Roche Holding Ltd. to acquire the shares of the Company not owned by Roche. The Executive Severance Plan provides that eligible employees, including the Named Executive Officers, will be entitled to receive specified payments and benefits if they are terminated “without cause” or resign for “good reason” (within three months of the initial existence of the condition or event that constitutes “good reason”) within 18 months following a merger with Roche or an affiliate of Roche.

Participants in the Executive Severance Plan will be entitled to the following from the Company or any successor to the Company:

•

A lump sum severance payment based on the executive’s base salary and the average of the prior three years bonus. For Dr. Levinson, the severance payment will be three times base salary and the average of the prior three years bonus. For all other NEOs, the severance payment will be two times base salary and the average of the prior three years bonus.

•	Accelerated vesting of all stock options granted by the Company and outstanding as of the severance date.

•	Continued medical group health and dental plan coverage. For Dr. Levinson, coverage will be for three years. For all other NEOs, coverage will be for two years.

•	Reimbursement for reasonable outplacement services not to exceed 180 days following the NEO’s severance date.

•	Reimbursement of legal fees and expenses incurred by the NEO in successfully enforcing rights under the Plan.

Had there been a merger and had any of the Company’s NEOs been terminated on the last business day of 2008, their severance payment would have been as follows:

Named Executive Officer	Severance Payment(1)	Value of Accelerated Stock Options(2)	Health Coverage(3)	Outplacement Services(4)	Legal Fees(5)	Total
Arthur D. Levinson, Chief Executive Officer	$10,435,000	$1,742,125	$78,956	$8,000	—	$11,993,831
David A. Ebersman, Executive Vice President and Chief Financial Officer	3,173,700	509,644	49,967	8,000	—	3,646,923
Susan D. Desmond-Hellmann, President, Product Development	3,851,900	877,800	36,353	8,000	—	4,621,653
Richard H. Scheller, Executive Vice President and Chief Scientific Officer	2,912,300	509,644	36,353	8,000	—	3,371,909
Stephen G. Juelsgaard, Executive Vice President, Secretary and Chief Compliance Officer	2,774,000	509,644	31,160	8,000	—	3,228,416

(1)	For Dr. Levinson, the severance payment will be three times base salary and the average of the prior three years bonus. For all other NEOs, the severance payment will be two times base salary and the average of the prior three years bonus.
(2)	The value is based on the closing stock price on the last business day of 2008.
(3)	For Dr. Levinson, health coverage is calculated by multiplying the cost of continuing COBRA coverage by three years from the loss of coverage. For all other NEOs, health coverage is calculated by multiplying the cost of continuing COBRA coverage by two years from the loss of coverage.
(4)	These amounts represent the maximum outplacement benefit.
(5)	If either an NEO or the Company brings an action to enforce or effect its rights under the Executive Severance Plan, and the NEO in the particular action prevails on at least one material issue in the action, the Company will reimburse that NEO for his or her costs and expenses incurred in connection with the action, including the costs of mediation, arbitration, litigation, court fees, and reasonable attorneys’ fees. It is not possible at this time to determine the amount of such legal fees, if any.

Payment of the severance benefits under the Executive Severance Plan is conditioned upon the NEO’s execution of a permanent release of claims in favor of the Company. Benefits which are subject to Section 409A of the Internal Revenue Code will be delayed until the first payroll date that occurs following six months and one day following termination of employment.

In addition, the Executive Severance Plan provides that if a merger with Roche occurs, participants will be paid their earned and accrued bonus under the 2008 Bonus Plan on the normal payment date if the NEO remains employed with the Company through such date or the NEO is terminated without cause or resigns for good reason following the merger with Roche.

As used in the Executive Retention Plan and the Executive Severance Plan, “cause” means:

•	Willful and continued material failure to perform reasonable job duties and responsibilities;

•	Any act of personal dishonesty that is intended to result in substantial personal enrichment;

•	Conviction of, or plea of nolo contendere to, a felony that the Board of Directors of the Company reasonably believes has had or will have a detrimental effect on the Company’s reputation or business;

•	Breach of any fiduciary duty owed to the Company that has a detrimental effect on the Company’s reputation or business; or

•	Such person is found liable in any Securities and Exchange Commission or other civil or criminal securities law action, or enters into any cease and desist order with respect to such action.

As used in the Executive Retention Plan and the Executive Severance Plan, “good reason” means the occurrence of one or more of the following, without the person’s consent:

•

A fifteen percent (15%) or more reduction in total annual cash compensation opportunity (base pay and target bonus opportunity) as compared to total annual cash compensation opportunity immediately prior to the Corporation Transaction;

•	Change in principal work location resulting in a new commute that is more than 50 miles greater than such person’s commute immediately prior to the change; or

•

A material reduction in authority, duties and/or responsibilities as compared to such person’s authority, duties and/or responsibilities immediately prior to the completion of the merger with Roche or an affiliate of Roche (for example, but not by way of limitation, this determination will include an analysis of whether such person maintains at least the same level, scope and type of duties and responsibilities with respect to the management, strategy operations and business of the combined entity resulting from such transaction, taking the Company, Roche and their respective parent corporations, subsidiaries and other affiliates, together as a whole).

ANNEX D

August 2008 Financial Plan (Superceded).

Set forth below is the August 2008 Financial Plan created in August 2008. You should not rely on the information set forth below as it has been superceded by the 2008 Financial Plan updated in October 2008 presented on pages 14 and 15 of this Schedule 14D-9. The August 2008 Financial Plan is being presented since it formed the basis for Goldman Sachs analysis presented to the Special Committee on August 12, 2008. Goldman Sachs used a second version of the August 2008 Financial Plan, which contained only minor, immaterial revisions to the August 2008 Financial Plan, as the basis for its analysis presented to the Special Committee on September 29, 2008 and on October 13, 2008.

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Revenues:
Product Sales	$11,325	$12,645	$13,989	$14,923	$16,223	$17,533	$18,427	$19,441	$21,404	$24,194	$24,955	$25,185	$26,025	$28,356	$31,055	$33,244
Royalties	2,563	2,653	2,811	2,873	2,966	3,136	2,976	2,849	2,880	2,563	2,000	2,120	2,086	2,347	2,083	2,337
Contract & Other	351	410	638	767	838	879	850	893	953	1,100	1,160	1,233	1,312	1,377	1,458	1,544

Total Revenue	$14,239	$15,708	$17,439	$18,562	$20,026	$21,549	$22,253	$23,183	$25,237	$27,857	$28,115	$28,539	$29,423	$32,080	$34,597	$37,125

Cost and Expenses:
Cost of Sales (1)	1,547	1,693	1,656	1,696	1,816	1,885	1,804	1,856	1,987	2,232	2,200	2,398	2,646	2,909	3,195	3,392
R&D (1)	2,848	3,142	3,488	3,712	4,005	4,310	4,451	4,521	4,795	5,154	5,385	5,708	5,885	6,303	6,727	7,179
MSG&A (1)	2,167	2,177	2,279	2,429	2,490	2,721	2,925	3,321	3,739	4,187	4,380	4,712	5,191	5,729	6,269	6,677
Profit Sharing	1,352	1,496	1,657	1,695	1,548	1,594	1,513	1,559	1,526	1,478	1,100	1,059	1,009	989	998	825

Total Cost & Exp. (1)	$7,914	$8,508	$9,080	$9,532	$9,858	$10,510	$10,692	$11,257	$12,047	$13,050	$13,065	$13,877	$14,731	$15,930	$17,189	$18,073

Operating Income (1)	$6,326	$7,201	$8,359	$9,030	$10,168	$11,038	$11,560	$11,926	$13,190	$14,807	$15,050	$14,662	$14,692	$16,150	$17,407	$19,052

(1)	The August 2008 Financial Plan includes forecasts of both GAAP and non-GAAP financial measures. Each of the amounts set forth with respect to Cost of Sales, R&D, MSG&A, Total Costs and Expenses, Operating Income, Taxes, Post-Tax Operating Income, and Free Cash Flow in the August 2008 Financial Plan are non-GAAP financial measures. The Company uses these non-GAAP forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP forecasts are useful for stockholders because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. These non-GAAP financial forecasts have limitations because they do not include all items of income and expense that affect the Company. The non-GAAP financial forecasts included in the August 2008 Financial Plan are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP. Please see the slide entitled “Financial Footnotes” in the “Investment Community Meeting Financial Overview” section of the Investor Presentation filed as Exhibit (a)(6) to this Schedule 14D-9 for a discussion regarding the forecasts of non-GAAP financial measures.

D-1

The Schedule 14D-9 is revised and supplemented by adding the following schedules after Annex B:

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
Herbert W. Boyer, Ph.D.	Dr. Boyer, a founder of Genentech who is currently retired, had been a director of Genentech since 1976 when he resigned from the Board in June 1999 in connection with the redemption of our Special Common Stock. He was reelected to the Board in September 1999. He served as a Vice President of Genentech from 1976 to 1991. Dr. Boyer, a Professor of Biochemistry at the University of California at San Francisco from 1976 to 1991, demonstrated the usefulness of recombinant DNA technology to produce medicines economically, which laid the groundwork for Genentech’s development. Dr. Boyer has received numerous awards for his research, including the BayBio Pantheon Lifetime Achievement Award in 2005, the National Medal of Science from President George Bush in 1990, the National Medal of Technology in 1989 and the Albert Lasker Basic Medical Research Award in 1980. He is an elected member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences. In 2001, Dr. Boyer was elected to the National Inventors Hall of Fame. In addition, Dr. Boyer serves as Vice-Chairman of the Board of Directors of Allergan, Inc.	U.S.

William M. Burns	Mr. Burns was elected a director of Genentech in April 2004. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group, an international healthcare company, in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. From 2001 to December 2004, Mr. Burns served as Head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Mr. Burns served as Head of Europe and International Business of Roche Pharmaceuticals. From 1991 to 1998, Mr. Burns served as Global Head of Strategic Marketing and Business Development for Roche Pharmaceuticals. Mr. Burns is a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the affiliation agreement, Mr. Burns is a designee of Roche.	U.S.

Sch-A-1

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
Erich Hunziker, Ph.D.	Dr. Hunziker was elected a Director of Genentech in April 2004. He joined The Roche Group as Chief Financial Officer in 2001 and was elected to the Corporate Executive Committee of The Roche Group at that time. In January 2005 he was appointed Deputy Head of the Executive Committee. Prior to joining The Roche Group, from 1998 until 2001, Dr. Hunziker was Chief Executive Officer of the Diethelm Group and Diethelm Keller Holding Ltd. Dr. Hunziker joined Corange Ltd. (holding company of Boehringer Mannheim Group) where he was appointed Chief Financial Officer in 1997. Dr. Hunziker is a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the affiliation agreement, Dr. Hunziker is a designee of Roche.	U.S.

Jonathan K. C. Knowles, Ph.D.	Dr. Knowles was elected a director of Genentech in February 1998. He joined The Roche Group as Head of Global Research in September 1997 and became Head of Group Research in July 2007. In January 1998, he became a member of the Corporate Executive Committee of The Roche Group. Dr. Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the affiliation agreement, Dr. Knowles is a designee of Roche.	U.S.

Arthur D. Levinson, Ph.D.	Dr. Levinson was appointed Chairman of the Board of Directors of Genentech, Inc. in September 1999 and was elected its Chief Executive Officer and a director of the company in July 1995. Since joining the company in 1980, Dr. Levinson has been a Senior Scientist, Staff Scientist and Director of the company’s Cell Genetics Department. Dr. Levinson was appointed Vice President of Research Technology in April 1989, Vice President of Research in May 1990, Senior Vice President of Research in December 1992, and Senior Vice President of Research and Development in March 1993. Dr. Levinson also serves as a member of the Board of Directors of Apple, Inc. and Google, Inc.	U.S.

Sch-A-2

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship

Debra L. Reed	Ms. Reed was elected a director of Genentech in August 2005. She is President and Chief Executive Officer of San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas), Sempra Energy’s California regulated utilities. Previously Ms. Reed served as President and Chief Operating Officer of SDG&E and SoCalGas from 2004 until 2006; President and Chief Financial Officer of SDG&E and SoCalGas from 2002 until 2004; and President of SDG&E from 2000 to 2002. Ms. Reed has also served as President of Energy Distribution Services at SoCalGas, and has held other leadership positions at SoCalGas. Ms. Reed serves on the Boards of Directors of Halliburton Company, the American Gas Association, the Precourt Institute for Energy Efficiency at Stanford University, SDG&E and SoCalGas.	U.S.

Charles A. Sanders, M.D.	Dr. Sanders who is currently retired, was elected a director of Genentech in August 1999 and the lead director of the Board in February 2003. He served as Chief Executive Officer of Glaxo Inc. from 1989 to 1994, and was the Chairman of the Board of Glaxo Inc. from 1992 to 1995. He also has served on the Board of Director of Glaxo plc. Dr. Sanders is a member of the Boards of Directors of Vertex Pharmaceuticals, Cephalon, Inc., Biodel Inc. and Icagen, Inc.	U.S.

Robert E. Andreatta	Mr. Andreatta was appointed Controller of Genentech in June 2006, Chief Accounting Officer in April 2007, and Vice President, Controller and Chief Accounting Officer in November 2008. Previously at Genentech, he served as Assistant Controller and Senior Director, Corporate Finance from May 2005 to June 2006, Director of Corporate Accounting and Reporting from September 2004 to May 2005, and Director of Collaboration Finance from June 2003 to September 2004. Prior to joining Genentech, he held various officer positions at HopeLink Corporation, a healthcare information technology company, from 2000 to 2003 and was a member of the Board of Directors of HopeLink from 2002 to 2003. Mr. Andreatta worked for KPMG from 1983 to 2000, including service as an audit partner from 1995 to 2000.	U.S.

Hal Barron, M.D., F.A.C.C.	Dr. Barron was named Senior Vice President, Development in January 2004 and Chief Medical Officer in March 2004. He previously served as Vice President of Medical Affairs from May 2002 to January 2004, and as Senior Director of Specialty BioTherapeutics from 2001 to 2002. Prior to that, he held positions as Associate Director and Director of Cardiovascular Research. Dr. Barron joined Genentech as a clinical scientist in 1996.	U.S.

Sch-A-3

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
Ian T. Clark	Mr. Clark was appointed Executive Vice President, Commercial Operations of Genentech in December 2005. He previously served as Senior Vice President, Commercial Operations of Genentech from August 2005 to December 2005 and joined Genentech as Senior Vice President and General Manager, BioOncology and served in that role from January 2003 through August 2005. Prior to joining Genentech, he served as president for Novartis Canada from 2001 to 2003. Before assuming his post in Canada, he served as chief operating officer for Novartis United Kingdom from 1999 to 2001. Mr. Clark also serves as a member of the Board of Directors of Vernalis plc.	U.K.

David A. Ebersman	Mr. Ebersman was appointed Executive Vice President of Genentech in January 2006 and Chief Financial Officer in March 2005. Previously, he served as Senior Vice President, Finance from January 2005 through March 2005 and Senior Vice President, Product Operations from May 2001 through January 2005. He joined Genentech in February 1994 as a Business Development Analyst and subsequently served as Manager, Business Development from February 1995 to February 1996, Director, Business Development from February 1996 to March 1998, Senior Director, Product Development from March 1998 to February 1999 and Vice President, Product Development from February 1999 to May 2001. Prior to joining Genentech, he held the position of Research Analyst at Oppenheimer & Company, Inc.	U.S.

Susan D. Desmond-Hellmann	Dr. Hellmann was appointed President, Product Development of Genentech in March 2004. She previously served as Executive Vice President, Development and Product Operations from September 1999 to March 2004, Chief Medical Officer from December 1996 to March 2004, and as Senior Vice President, Development from December 1997 to September 1999, among other positions, since joining Genentech in March 1995 as a Clinical Scientist. Prior to joining Genentech, she held the position of Associate Director at Bristol-Myers Squibb. Dr. Hellmann also serves as a member of the Board of Directors of Affymetrix, Inc.	U.S.

Stephen G. Juelsgaard, D.V.M., J.D.	Mr. Juelsgaard was appointed Chief Compliance Officer of Genentech in June 2005, Executive Vice President in September 2002, and Secretary in April 1997. He joined Genentech in July 1985 as Corporate Counsel and subsequently served as Senior Corporate Counsel from 1988 to 1990, Chief Corporate Counsel from 1990 to 1993, Vice President, Corporate Law from 1993 to 1994, Assistant Secretary from 1994 to 1997, Senior Vice President from 1998 to 2002, and General Counsel from 1994 to January 2007.	U.S.

Sch-A-4

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
Richard H. Scheller, Ph.D.	Dr. Scheller was appointed Executive Vice President, Research of Genentech in September 2003 and Chief Scientific Officer in June 2008. Previously, he served as Senior Vice President, Research from March 2001 to September 2003. Prior to joining Genentech, he served as Professor of Molecular and Cellular Physiology and of Biological Sciences at Stanford University Medical Center from September 1982 to February 2001 and as an Investigator at the Howard Hughes Medical Institute from September 1990 to February 2001. He received his first academic appointment to Stanford University in 1982. He was appointed to the position of Professor of Molecular and Cellular Physiology in 1993 and as an Investigator in the Howard Hughes Medical Institute in 1994.	U.S.

Marc Tessier-Lavigne	Dr. Tessier-Lavigne was promoted to Executive Vice President, Research Drug Discovery in June 2008. He previously served as Senior Vice President from September 2003 to June 2008. Prior to joining Genentech, from 2001 to 2003, he served at Stanford University as the Susan B. Ford Professor in the School of Humanities and Sciences, professor of Biological Sciences, and professor of Neurology and Neurological Sciences. He was also an investigator with the Howard Hughes Medical Institute from 1994 to 2003.	U.S.

Patrick Y. Yang, Ph.D.	Dr. Yang was appointed Executive Vice President, Product Operations of Genentech in December 2005. Previously, he served as Senior Vice President, Product Operations from January 2005 through December 2005 and Vice President, South San Francisco Manufacturing and Engineering from December 2003 to January 2005. Prior to joining Genentech, he worked for General Electric from 1980 to 1992 in manufacturing and technology and for Merck & Co. Inc. from 1992 to 2003 in manufacturing. At Merck, he held several executive positions including Vice President, Supply Chain Management from 2001 to 2003 and Vice President, Asia/Pacific Manufacturing Operations from 1997 to 2000.	U.S.

No director or officer of the Company was convicted in a criminal proceeding during the past five years.

No director or officer of the Company was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sch-A-5

Schedule B

SECURITY OWNERSHIP OF THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

	Securities Ownership
Filing Person	Number	Percent	Securities Transactions for Past 60 Days
Arthur D. Levinson, Ph.D.	5,691,683	*	N/A
Susan D. Desmond-Hellmann, M.D., M.P.H.	1,766,322	*	N/A
Ian T. Clark	255,547	*	N/A
David A. Ebersman	854,778	*	N/A
Stephen G. Juelsgaard, D.V.M., J.D.	690,245	*	N/A
Richard H. Scheller, Ph.D.	296,979	*	N/A
Patrick Y. Yang, Ph.D.	332,616	*	N/A
Marc Tessier-Lavigne, Ph.D.	163,659	*	N/A
Hal Barron, M.D., F.A.C.C.	364,990	*	N/A
Robert E. Andreatta	90,360	*	N/A
Herbert W. Boyer, Ph.D.	128,300	*	N/A
William M. Burns	0	*	N/A
Erich Hunziker, Ph.D.	0	*	N/A
Jonathan K.C. Knowles	0	*	N/A
Debra L. Reed	68,500	*	N/A
Charles A. Sanders, M.D.	175,800	*	N/A
All directors and officers of the Company as a group	10,879,778	1.03%	N/A

*	Less than 1%

Sch-B-1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
	Name: Title:	Stephen G. Juelsgaard Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 12, 2009